File No. 812-14058
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

 AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER (1) PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR EXEMPTIONS FROM SECTION 22(e) OF THAT ACT AND RULE 22c-1 THEREUNDER AND (2) PURSUANT TO SECTION 12(d)(1)(J) OF THAT ACT FOR AN EXEMPTION FROM SECTION 12(d)(1)(A) AND (B), AND PURSUANT TO SECTIONS 6(c) AND 17(b) OF THAT ACT FOR AN EXEMPTION FROM SECTION 17(a) OF THAT ACT

In the Matter of
the Application of

MATTHEWS A SHARE SELECTIONS FUND, LLC,
on behalf of its series,

MATTHEWS ASIA FUNDS SICAV,
on behalf of its series,

MATTHEWS ASIAN SELECTIONS FUNDS PLC,

and
MATTHEWS INTERNATIONAL CAPITAL MANAGEMENT, LLC

Four Embarcadero Center
Suite 550
San Francisco, CA 94111

December 26, 2012

This document contains 50 pages, including exhibits

Please direct all communications
regarding this Application to:	Copy to:

Mark D. Perlow	Timothy B. Parker
Kurt J. Decko	Matthews International Capital
K&L Gates LLP	Management, LLC
Four Embarcadero Center	Four Embarcadero Center
Suite 1200	Suite 550
San Francisco, CA 94111	San Francisco, CA 94111
(415) 882-8200	(415) 788-7553

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of
MATTHEWS A SHARE SELECTIONS FUND, LLC, on behalf of its series
MATTHEWS ASIA FUNDS SICAV, on behalf of its series
MATTHEWS ASIAN SELECTIONS FUNDS PLC
MATTHEWS INTERNATIONAL CAPITAL MANAGEMENT, LLC
Four Embarcadero Center, Suite 550
San Francisco, CA 94111
File No. 812-14058

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER (1) PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR EXEMPTIONS FROM SECTION 22(e) OF THAT ACT AND RULE 22c-1 THEREUNDER AND (2) PURSUANT TO SECTION 12(d)(1)(J) OF THAT ACT FOR AN EXEMPTION FROM SECTION 12(d)(1)(A) AND (B), AND PURSUANT TO SECTIONS 6(c) AND 17(b) OF THAT ACT FOR AN EXEMPTION FROM SECTION 17(a) OF THAT ACT

I.       INTRODUCTION
Matthews A Share Selections Fund, LLC (the “Fund”), on behalf of its series (the “Series”), Matthews Asia Funds SICAV, on behalf of its series (the “UCITS Funds”), Matthews Asian Selections Funds Plc (the “Irish Fund”) and Matthews International Capital Management, LLC (the “Adviser,” and together with the Fund, the UCITS Funds and the Irish Fund, the “Applicants”) hereby submit this amended application (“Application”) for an order of the Securities and Exchange Commission (the “Commission”) (1) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from Section 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and (2) pursuant to Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act, and pursuant to Sections 6(c) and 17(b) of the 1940 Act, granting an exemption from Section 17(a) of the 1940 Act, as described below.
Specifically, the order would exempt the Fund from Section 22(e) and Rule 22c-1 of the 1940 Act to the extent necessary to permit the Fund to operate as an “extended payment fund.”  As an extended payment fund, the Fund would pay redemption proceeds no more frequently than weekly and no less frequently than on one day each month (any such date, a “Redemption Payment Date”); redemption payments would be based on the Fund’s net asset value on the

Redemption Payment Date; and redemption payments would only be made for redemptions requested on or before the Redemption Payment Date and time for that particular month (or shorter period). Subject to some differences resulting from the specific nature of the Fund’s holdings, as explained below, the order would permit the Fund to operate subject to conditions similar to those in proposed Rule 22e-3 under the 1940 Act, which was proposed by the Commission in 1992.1  The order would also grant an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act and, pursuant to Sections 6(c) and 17(b) of the 1940 Act, grant an exemption from Section 17(a) of the 1940 Act, to the extent necessary to permit the Fund and its Series to sell their limited liability company interests to, and redeem their limited liability company interests from, certain pooled investment vehicles that are managed or subadvised by the Adviser, including the UCITS Funds, the Irish Fund and other entities that may be organized outside the United States (the UCITS Funds, the Irish Fund and such other entities are, collectively, the “Other Funds”), as described below.
Applicants request that the relief from Section 22(e) and Rule 22c-1 of the 1940 Act apply also to any existing or future Series of the Fund and that the relief from Sections 12(d)(1)(A) and (B) of the 1940 Act, and from Section 17(a) of the 1940 Act, apply to any existing or future Series of the Fund and any investment company, or series thereof, advised by the Adviser or any entity controlling, controlled by or under common control with the Adviser that wishes to invest in the Fund or a Series thereof.2
As discussed in this Application, the Fund structure is designed to be a viable and economical means to permit both the Matthews Funds and the Other Funds to participate in investment opportunities in China A Shares. The structure is necessary in light of the Chinese regulatory regime described below and, in particular, the repatriation restrictions that may otherwise prevent the Fund from being able to redeem its Interests within the time period otherwise required by the 1940 Act. Further, relief from Section 12(d)(1) would be needed to permit the Other Funds to invest in a Series. As a registered fund, the Fund and its operations will be subject to the 1940 Act, and it would be overseen by a Board meeting the requirements of the 1940 Act. The proposed conditions are grounded in precedent and are designed to tailor the conditions in the precedent relief to meet the particular requirements of applicable Chinese law while affording all investors the protections afforded by the 1940 Act.
II.       APPLICANTS AND FUND OPERATIONS
A.	The Fund, the UCITS Funds, the Irish Fund and the Adviser

The Fund. The Fund was organized as a limited liability company under the Delaware Limited Liability Company Act (“LLC Act”) on July 16, 2012. An affiliate of the Adviser acts as

1
Investment Company Act Release No. 18869 (July 28, 1992) (the “Proposing Release”). Proposed Rule 22e-3 was neither adopted nor withdrawn by the Commission. Investment Company Act Release No. 19399, n.11 (April 7, 1993) (“The Commission is neither adopting nor withdrawing proposed Rule 22e-3 at this time.”).

2
The Fund was recently formed, and has not yet established any Series. Any Series or investment company that relies on the order in the future will do so only in accordance with the terms and conditions contained in this Application, as amended.

managing member of the Fund.3  The Fund anticipates filing a Form N-8A Notification of Registration to be registered as an open-end management investment company under the 1940 Act, and a Form N-1A Registration Statement for the Fund and certain Series under the 1940 Act, but has not done so yet.4  The Fund will have a board of directors (or comparable) (“Board”), a majority of which will be comprised of persons who are not “interested persons” (as defined by Section 2(a)(19) of the 1940 Act). The Fund will also have a chief compliance officer (“CCO”) and will implement and maintain a compliance program in accordance with Rule 38a-1 under the 1940 Act. As discussed below, the Fund, through its Series, will be the entity that invests in and holds China A Shares (as defined below); the Fund will be named as the investing vehicle in the Adviser’s application to obtain a license to invest in China. The Fund and its Series will invest exclusively in the China A Share market.
Investors in the Series will be exclusively other clients of the Adviser, at least initially. These investors may include certain series of Matthews International Funds (d/b/a Matthews Asia Funds), a Delaware statutory trust (the “Matthews Funds”) whose series are registered under the 1940 Act as open-end funds.5  The Matthews Funds invest throughout Asia, including China; while some Matthews Funds invest throughout the Asian region and include an allocation to Chinese companies, some series focus entirely on Chinese investments (including investments in Hong Kong and Taiwanese companies).6  The other investors in the Series will be other funds managed by the Adviser, such as the Other Funds, as described below, or separate accounts managed by the Adviser.7  The Adviser may also organize unregistered pooled investment vehicles in the future that may invest in Series; any such pool should be considered an Other Fund for purposes of this Application. The Other Funds and separate accounts have or will have similar investment objectives and strategies as the Matthews Funds, and investments in China are also a critical aspect of many of their investment programs.
The Fund is recently organized as a series investment company under the LLC Act, and each investing Matthews Fund, Other Fund or separate account will own all of the limited liability company interests offered by a particular Series (“Interests”).8  The Adviser will not own

3	In the future, the Adviser or an affiliate controlling, controlled by or under common control with the Adviser may act as managing member of the Fund or a Series thereof.

4
The Fund will affirmatively identify itself as an “extended payment fund” or similar designation in order to distinguish itself from mutual funds, such as by indicating the limited redemption status prominently in its prospectus. In addition, the Fund will clearly disclose in its prospectus the nature of the Fund and its redemption policies.

5
Although final investment decisions will be made in light of the amount of quota available, account eligibility and then-current market conditions at the time of investment, five Matthews Funds are expected to invest in Series of the Fund. They are: Matthews China Fund, Matthews China Dividend Fund, Matthews Asian Growth and Income Fund, Matthews Asia Growth Fund, and Matthews Pacific Tiger Fund.

6	Some series of the Matthews Funds invest primarily in other Asian countries other than China.

7	The Adviser does not currently advise separate accounts, but it may do so in the future.

8
For example, the Matthews China Fund (a Matthews Fund) would own 100% of the Interests of one Series, the Matthews Pacific Tiger Fund (a Matthews Fund) would own 100% of the Interests of another series, the UCITS Matthews Pacific Tiger Fund (a UCITS Fund) would own 100% of the Interests of another series, etc. While some individual holdings of China A Shares may be common to two or more Series, each Series is expected to be unique.

any Interests of any Series, and it will not receive performance or other special allocations. The Series are expected to be diversified portfolios of the Fund, but each Series will have a unique investment program such that certain Series may in the future be non-diversified. Each Series will have its own investment objective, generally corresponding to the objectives and needs of the holder of its Interests.
Each Series will have a portfolio manager or team of portfolio managers. The portfolio manager(s) for a Series are expected to be the same individual(s) as the portfolio manager(s) of the Matthews Fund, Other Fund or separate account investing in that Series. Accordingly, the portfolio manager(s) will be able to select China A Shares most suited for the investor’s investment style and strategy, consistent with the remainder of the investor’s portfolio. As portfolio manager(s) of a Series, the portfolio manager(s) will have responsibilities to the Series and be overseen by the Board. The portfolio manager(s) also will have responsibilities, in their capacity as Matthews Fund, Other Fund or separate account portfolio manager(s), to the applicable investor for investing the non-Series portion of the portfolio.
Interests will not be registered under the Securities Act of 1933 (the “1933 Act”); they will be offered only in private placement transactions to “accredited investors,” as defined in Regulation D under the 1933 Act, that are also “qualified purchasers,” as defined in Section 2(a)(51) of the 1940 Act and the rules thereunder (“Qualified Purchasers”). The Fund will adopt a policy to permit the transfer of Interests only to other Qualified Purchasers. The Series will be offered to investors by means of a prospectus drafted in accordance with Form N-1A as applicable to a fund that is not registered under the 1933 Act. Applicants have determined to register the Fund and its Series under the 1940 Act, rather than rely on Section 3(c)(7) of the 1940 Act, in order to offer the 1940 Act’s protections to the registered funds and other investors that will invest in the Fund and its Series. In this regard, the 1940 Act offers significant investor protections that include, among others, disclosure and transparency, routine reporting to investors, oversight by an independent board, and regulation of affiliated transactions and other operating restrictions and requirements designed with the goal of protecting investors.9
The UCITS Funds. The UCITS Funds are organized as the separate series of Matthews Asia Funds SICAV under the laws of Luxembourg. Currently, there are six separate series of Matthews Asia Funds SICAV. Two UCITS Funds currently anticipate investing in Series of the

9
Unlike an unregistered fund, an investment company must make disclosures in conformity with Form N-1A, which provides specific requirements regarding the format and content of extensive fund information and significant transparency regarding expenses, costs and operational issues and policies. Periodic reporting requirements under the 1940 Act also provide additional transparency regarding portfolio holdings and financial information relevant to investors. In addition, the 1940 Act requires a fund to be governed by a board of directors, a majority of which are independent from the fund’s adviser. Among the 1940 Act’s other substantive provisions are operational protections and requirements regarding: affiliated transactions (Sections 17(a) and 17(d)); use of affiliated brokers (Section 17(e)); custody of assets (Section 17(f)); fidelity bonding (Section 17(g)); purchases in underwritings (Section 10(f)); investments in other registered funds (Section 12(d)); fundamental policies (Section 13); oversight of advisory agreements (Section 15); board oversight of valuation; net asset value and pricing requirements; compliance policies and procedures; and shareholder voting requirements.

Fund, although final investment decisions will be made in light of the amount of quota available, account eligibility and then-current market conditions at the time of investment.10  The UCITS Funds are not sold to persons resident in the United States, are not registered under the 1940 Act, and the offerings of their interests have not been registered under the 1933 Act. The UCITS Funds operate under the European Directive on Undertakings for Collective Investments in Transferable Securities, as implemented by European Union member jurisdictions. While supervised persons of the Adviser constitute a majority of the Board of Directors of the UCITS Funds, an independent depositary institution, subject to a separate fiduciary standard, maintains and holds the assets of the UCITS Funds. Pursuant to an Investment Management Agreement with the UCITS Funds, the Adviser has full discretion to invest and reinvest the assets of the UCITS Funds. The UCITS Funds, similar to the Matthews Funds, invest across Asia, depending on their individual investment mandate as described in their prospectuses, and investment exposure to China is a critical aspect of many UCITS Funds’ investment programs.
The Irish Fund. The Irish Fund is organized as a Qualifying Investment Fund under the laws of the Republic of Ireland. Since tax considerations may limit direct investment by the Irish Fund, a specially-organized subsidiary of the Irish Fund may be created to invest in a Series. The Irish Fund is not sold to persons resident in the United States, it is not registered under the 1940 Act, and the offering of its interests has not been registered under the 1933 Act. It is regulated under the Irish Financial Regulator’s Notice NU24. It is overseen by a Board of Directors and, although supervised persons of the Adviser constitute a majority of the Board of Directors of the Irish Fund, these Directors must recuse themselves in the case of transactions involving potential conflicts of interest, leaving such decisions to the independent members of the Board. Pursuant to an Investment Management Agreement with the Irish Fund, the Adviser has full discretion to invest and reinvest the assets of the Irish Fund. The Irish Fund invests across Asia, and investment exposure to China is a critical aspect of its investment program.
The Adviser. The Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is the largest dedicated Asia-only investment manager in the United States. Since its formation, it has focused its efforts and expertise exclusively within the Asia-Pacific region, investing through a variety of market environments. With over $20 billion in assets under management as of December 18, 2012, the Adviser employs a bottom-up, fundamental investment philosophy, with a focus on long-term investment performance. The Adviser will serve as investment adviser to the Fund and its Series, and serves as investment adviser to the Matthews Funds and Other Funds, and it may serve as investment adviser to separate accounts in the future. Neither the Adviser nor any affiliate of the Adviser has a proprietary interest in any Matthews Fund or Other Fund, except that the Adviser and certain officers and employees of the Adviser are shareholders of certain of the Matthews Funds and Other Funds and that the Adviser may provide seed capital in connection with the launch of new Matthews Funds or Other Funds.

10
The initial UCITS Funds are expected to be: Matthews Pacific Tiger Fund and Matthews China Fund. Some or all of the other UCITS Funds may invest in Series of the Fund in the future, as market conditions and quota availability dictate.

B.	Alternative Structures Considered for the Fund

Applicants considered alternative formats for the Fund. An unregistered or private fund structure, as opposed to a registered investment company, would limit the ability of a potentially affiliated entity, such as the Matthews Funds or the Other Funds, which are also advised by the Adviser, to invest in the Fund due to the prohibitions on affiliated investments in Section 17 of the 1940 Act. Even if relief from Section 17 to permit these transactions could be obtained, the Other Funds organized as UCITS may not be permitted to invest in the future, depending on the development of UCITS regulations that may impose investment restrictions on UCITS that would have the practical effect of eliminating unregistered funds as investment options.
As discussed elsewhere in this Application, the relatively illiquid investments of the Fund and its Series would not allow the latter’s operation without exemptive relief as an open-end fund because an open-end investment company generally is restricted under Commission staff policy to investing no more than 15% of its assets in relatively illiquid investments. Applicants do not believe that a closed-end investment company format, which allows operation with an illiquid investment portfolio, presents as appealing an alternative to investors or as flexible and efficient an operational format. A closed-end fund would not be able to offer redeemable securities, nor would it be able to organize and offer interests in different series. Further, Chinese regulations, which are discussed below, would not permit a closed-end fund to repatriate proceeds from sales of A Shares monthly; the Fund and its Series would be subject to annual repatriation restrictions unless it was an open-end fund. While the holdings of the Fund and its Series would allow for daily liquidity in local currency, Chinese repatriation restrictions would allow paying the redemption proceeds only once a week, which for some redemptions could be longer than the seven days permitted by section 22(e) of the 1940 Act.11  Indeed, Condition 3 to this Application requires that at least 85% of the assets of the Fund will consist of assets: (a) that the Fund reasonably believes may be sold or disposed of in local currency in the ordinary course of business, at approximately the price used in computing the Fund’s net asset value, within seven days, or (b) that mature by the next Redemption Payment Date.12  Because of the relative liquidity of China A Shares, and because the relative illiquidity of the Fund’s assets would result solely from a repatriation restriction and not from the nature of the underlying holdings, a closed-end fund structure would impose unnecessary redemption restrictions that would not be imposed by an extended payment fund structure.
In sum, the “extended payment fund” structure, and the use of the Series, is designed to be a viable and economical means to permit both the Matthews Funds and the Other Funds to participate in investment opportunities in China A Shares. The structure is necessary in light of

11	Investments in the Fund by registered open-end investment companies such as the Matthews Funds will be treated as “illiquid” investments under the investing companies’ investment policies.

12
The Fund will establish, and the Board will approve, written procedures reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on redemptions, taking into account current market conditions and regulatory requirements and the Fund’s investment objectives. The Board will review the procedures and the overall composition of the portfolio at least annually and on such other occasions as may be necessary in light of changes in the markets for the Fund’s portfolio assets and applicable regulatory requirements concerning, among other matters, repatriation restrictions.

the Chinese regulatory regime, described below and, in particular the repatriation restrictions that may otherwise prevent the Fund from being able to redeem its Interests within the time period otherwise required by the 1940 Act.
C.	China A Shares and Chinese Investment Opportunities

A significant majority of publicly traded Chinese companies list their shares on one or more of three stock exchanges – the Shanghai, Shenzhen, and Hong Kong Stock Exchanges. The Shanghai and Shenzhen exchanges are located in Mainland China, whereas the Hong Kong exchange is located in the Hong Kong Special Administrative Region. The shares of Chinese companies that are listed on the Hong Kong Stock Exchange trade in Hong Kong dollars. There are two categories of stocks that are listed on the Shanghai and Shenzhen exchanges. China “A Shares” trade in the currency of China, the renminbi; while the face values of “B Shares” are denominated in renminbi, B Shares trade in foreign currencies (the US dollar on the Shanghai exchange and the Hong Kong dollar on the Shenzhen exchange). Until 2002, the Chinese government has restricted investment in China A Shares to domestic (i.e., Chinese) investors. The Chinese government strictly controls the ability of non-Chinese investors to convert non-Chinese currency to and from renminbi and to repatriate profits earned in China in renminbi.
There are many fewer Chinese companies that have listed B Shares than those that have listed China A Shares:  according to the China Securities Regulatory Commission (“CSRC”), as of May 1, 2012, approximately 2,341 stocks are listed as A Shares, and approximately 108 stocks are listed as B Shares. The China A Share market also includes smaller or emerging Chinese companies that do not list B Shares. As of the end of June 2012, the combined market capitalization of B Shares (approximately USD 25 billion) is a fraction of that of A Shares (approximately USD 2.8 trillion),13 and B Shares do not play any meaningful role in raising capital for Chinese companies. Indeed, no new B Shares have been listed since 2001. While the Matthews Funds and Other Funds currently invest in H Shares14 and “red chip”15 stocks, the ability to invest in China A Shares will provide numerous more investment opportunities for the Matthews Funds and Other Funds that are consistent with their investment objectives and policies. Far fewer Chinese companies have listed their stock as H Shares or as “red chip” issues than as A Shares; as of May 31, 2012, there were only 139 H Share issues and 102 “red chip” issues on the Hong Kong Stock Exchange. In addition, China A Shares of dually listed companies generally trade at a substantial premium over their H Share counterparts. Applicants believe the premium is largely due to the differences in the market characteristics of the Mainland and Hong Kong stock markets, such as different market environments, different groups of investors and the inconvertibility between A Shares and H Shares, causing the A Share and H Share prices of the same company to generally diverge. For these reasons, A Shares are a much

13	Source: Bloomberg.

14	H Shares are shares of companies incorporated in Mainland China but listed on the Hong Kong Stock Exchange. H Shares trade in Hong Kong dollars.

15	“Red chip” stocks are listed and traded on the Hong Kong Stock Exchange, and are issued by companies based in Mainland China but incorporated outside of Mainland China.

more attractive means to invest in Chinese companies than B Shares, H Shares or “red chip” stocks.
D.	Non-Chinese Investment in China A Shares and Qualified Foreign Institutional Investors

Since 2002, the Chinese government has permitted certain non-Chinese investors to invest in China A Shares. To do so, a foreign investor must apply for, and receive, a license as a Qualified Foreign Institutional Investor or “QFII” and be allotted a quota, representing the amount in renminbi of China A Shares that the investor may purchase:  the license and quota are granted by the CSRC and the State Administration of Foreign Exchange (“SAFE”), respectively. To date, only a limited number of foreign investors (less than two hundred) have obtained a QFII license and quota.16  The Adviser will apply for a QFII license and a quota so that it can invest in China A Shares on behalf of the Matthews Funds, Other Funds and separate accounts. The Adviser has not applied for a license or quota at this time, but it is in the process of preparing an application in conjunction with seeking this exemptive relief.17  Applicants intend to request quota in the amount of USD 250 million, although the amount of quota received by Applicants will not be known until it is granted by SAFE.
The CSRC and SAFE require that an investment adviser seeking a QFII license and quota apply in its own name, although recently the regulators have permitted the application also to be in the name of a single fund managed by the adviser. If the Adviser were to seek a quota on behalf of each Matthews Fund, Other Fund or separate account, it would have to apply separately on behalf of each such investor, which would be burdensome because of the application process and would make it less likely that the Chinese authorities would grant the Adviser the license and quota:  the Chinese authorities focus on the experience, size, and qualifications of the applying adviser, not of its funds.18  Moreover, while there may not be specific investment restrictions or limitations preventing a Matthews Fund, Other Fund or separate account from seeking a quota individually, individual applications would generally not be practical or feasible for these investors. The CSRC and SAFE have set the minimum quota amount at USD 50 million, which is more than most individual Matthews Funds, Other Funds or separate accounts would prudently

16
The largest aggregated quota amount for a single QFII can be no more than USD 1 billion. Through April 2012, the largest quota amount approved per application that the Applicants are aware of was USD 300 million and the largest quota amount approved for an initial application that the Applicants are aware of was USD 200 million.

17	The Adviser is bearing the expenses of applying for the license and quota; these expenses will not be borne by the Fund or its investors (the Matthews Funds and Other Funds).

18
Applicants believe that the establishment of new Series in the future would not require new approvals from the Chinese regulators because they would be series of the Fund named on the initial application. By contrast, establishing a new entity to serve the same function as a new series of the Fund would require a new application and would trigger the complications described in this Application.

invest in China A Shares. Further, these investors may not have the desire, qualifications or personnel necessary to obtain a QFII license or quota on their own behalf.19
In addition, the Chinese authorities will reduce or revoke a QFII’s quota if the QFII does not invest the full amount of its quota over a phase-in period, or, in certain cases, if it repatriates its investments below the quota amount, so that if any Matthews Fund, Other Fund or separate account sought quota individually in an amount close to the USD 50 million minimum, it would risk losing that quota if it reduced its allocation to A Shares or was subject to outflows requiring it to reduce its overall holdings. These risks are reduced with the aggregation of the Adviser’s clients in one vehicle since satisfying the minimum quota amount is of less concern.
The quota, subject to the minimum quota amount of USD50 million, serves as the maximum amount of new investment available to a license holder, since this is the upper limit of cash, when converted to Chinese renminbi, that a license holder can import into China to invest in China A Shares. However, while currency may not be acquired above the quota amount to make new investments, the market values of A Share holdings may fluctuate over time such that the total value of the holdings of the Fund and its Series may vary from the quota amount. Thus, if market movements cause the value of A Shares held by the Fund and its Series to appreciate, the Fund would not be required to liquidate holdings and repatriate proceeds to reduce its total investment to the quota limit. Further, the Fund and its Series could continue to purchase additional A Shares using the proceeds from the sale of other A Shares without regard for the quota limit. Conversely, notwithstanding that the Chinese authorities may reduce quota if the quota has not been fully used, Applicants do not believe that they would do so because of market depreciation in the value of Fund investments; however, the Chinese authorities likely would reduce the quota amount if the Fund repatriates proceeds from the disposition of investments that are not offset with the influx of equivalent capital. Applicants do not have direct knowledge of the experiences of other QFII holders and whether they have had difficulty in maintaining their quota limits, although given the scarcity of quota and the significant international interest in Chinese companies, Applicants believe that quota limits have generally been maintained.
Chinese foreign exchange regulations generally only allow the repatriation of proceeds from sales of China A Shares annually:  while China A Shares generally trade in highly liquid markets, and prices on the exchange reflect the amount (in Chinese renminbi) that could be obtained upon sale of A Shares, proceeds from sales of portfolio investments in A Shares cannot immediately be repatriated to a foreign investor such as the Fund, the Matthews Funds, the Other Funds or separate accounts. Thus, investments in China A Shares would be deemed illiquid investments because of the repatriation restrictions – although not necessarily because of market illiquidity or contractual restrictions on the disposition of A Shares - and therefore a Matthews Fund could only invest up to 15% of its net assets in China A Shares. Indeed, a Matthews Fund in practice would likely invest less than this limit in China A Shares, since it might hold other

19
In many respects, the Other Funds or separate accounts, like the Matthews Funds, engage the Adviser because of its experience and ability to not only make investment decisions but to provide administrative resources that they may not otherwise have. For example, QFII license holders must have a QFII compliance manager, and the Matthews Funds, Other Funds or separate accounts may not, on their own, have such experience or resources to satisfy these requirements.

illiquid assets, and it would generally seek to maintain a cushion to make sure that it did not inadvertently cross the 15% threshold. Due to this limitation and the size of some of the Matthews Funds, it is not possible for some Matthews Funds to seek a quota individually.
Thus, seeking the QFII license and quota is feasible for the Adviser and its clients only if the application and any quota granted cover the Matthews Funds, Other Funds and separate accounts in the aggregate, rather than on a client-by-client basis, and only if the Matthews Funds, Other Funds and separate accounts aggregate their investments in China A Shares. Moreover, as noted above, Chinese regulations permit a QFII to repatriate proceeds from sales of China A Shares more frequently than annually only if an open-end fund is named in the application as the investing vehicle, and if the fund has invested more than 70% of its assets in China A Shares.20  Because none of the Matthews Funds will invest 70% of its assets in China A Shares, nor will they be able to under current Commission liquidity guidelines, none will be able to repatriate proceeds as an open-end fund except as part of the Fund. Being able to repatriate proceeds more frequently than annually will enhance the portfolio liquidity of the Matthews Funds investing in China A Shares. The Fund will be named in the Adviser’s application for the quota, and the Fund will allow its investors to redeem their interests no less frequently than monthly, which Applicants believe will lead the Chinese authorities to consider the Fund to be open-end, thereby qualifying it to repatriate proceeds from sales of China A Shares as an open-end fund. For these reasons, the Matthews Funds, Other Funds and separate accounts need to obtain their exposures to China A Shares through a pooled investment vehicle - the Fund.
E.	Operations of the Fund and the Series

Each Matthews Fund, Other Fund or separate account seeking exposure to China A Shares will invest in its own separately identified Series, and each such Series will hold a different set of China A Shares tailored to the investor’s investment program and investment style. The LLC Act, under which the Fund has been organized, explicitly provides for the creation of separate series of members, managers, limited liability company interests and assets.21  In accordance with the LLC Act,22 the Fund’s limited liability company agreement will provide

20
To qualify for repatriation as an open-end fund, the Fund must invest 70% of its assets in China A Shares and its assets must derive from a public offering, which Applicants believe would be the case since the Matthews Funds and the Other Funds established in other jurisdictions are public funds, and the A Share Fund will be regulated as an open-end fund, subject to the redemption limitations described in this Application. Whether the Fund will qualify as an open-end fund will be determined by the Chinese authorities, based upon the criteria noted above, and its review of the Adviser’s application. The Adviser, on its application, will indicate it is applying for open-end status for the Fund. Since the Fund will invest primarily in China A Shares, will permit periodic redemptions and will be regulated as an open-end fund, Applicants believe that the Chinese authorities will consider it to be open-end.

21	Section 18-215 of the LLC Act.

22
Section 18-215(b) of the LLC Act provides:
(b) Notwithstanding anything to the contrary set forth in this chapter or under other applicable law, in the event that a limited liability company agreement establishes or provides for the establishment of 1 or more series, and if the records maintained for any such series account for the assets associated with such series separately from the other assets of the limited liability company, or any other series thereof, and if the limited liability company agreement so provides, and if notice of the limitation on liabilities of a series as referenced in this subsection is set forth in the certificate of formation of the limited liability company, then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the limited liability company generally or any other series thereof, and, unless otherwise provided in the limited liability company agreement, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the limited liability company generally or any other series thereof shall be enforceable against the assets of such series.

for the establishment of multiple series, with separate debts, liabilities, obligations and expenses; its records (as discussed further below) will be accounted for separately for each Series; and notice of the limitation on liabilities of a Series is set forth in the Fund’s certificate of formation. Thus, and because the Fund’s limited liability company agreement will not provide to the contrary, the LLC Act provides that each Series (holding distinct China A Shares) will have its own debts, liabilities, obligations and expenses, and such items will not be enforceable against any other Series. Organizing the Fund under the LLC Act allows the assets of one Series to be insulated from the liabilities of any other Series.
Expenses of each Series, which would include basic fees and expenses of service providers, such as the Adviser,23 administrator, accountant, local custodian and legal counsel, will be charged to the Series receiving the services generating the expense and accrued on a daily basis.24  Brokerage commissions incurred by a Series will be included in the cost of the underlying China A Shares and thus will be reflected in any gain (or loss) on each Series’ investments.
As a registered investment company, the Fund will value its holdings daily in accordance with Section 2(a)(41) of the 1940 Act. China A Shares generally trade in liquid markets, and prices on the exchange reflect the amount (in Chinese renminbi) that could be obtained upon sale of China A Shares. As noted in this Application, proceeds from sales of China A Shares cannot be immediately repatriated to the A Share Fund. Thus, the value will take into account all relevant facts and circumstances, including (if relevant) the length of time before proceeds can be

23
The Adviser may charge advisory fees to the Series; however, if advisory fees are charged to a Series used by a Matthews Fund, any assets of a Matthews Fund invested in that Series will not be counted for purposes of calculating the Matthews Fund’s advisory fee payable to the Adviser so that the Adviser will not receive separate fees for managing the same assets, except that any such assets will be applied and counted as a Matthews Fund’s assets for purposes of applying breakpoints. Comparable arrangements may apply to the Other Funds that are registered, depending on the particular Other Fund and its advisory arrangements. In any event, fee arrangements for the Series will be subject to review and approval by the Fund’s Board, including its independent members, in accordance with Section 15(c) of the 1940 Act, and their impact on overall fees for the Adviser’s client will be fully disclosed to the applicant client, including the Matthews Funds. See note 47 and accompanying text.

24
An expense of the Fund may be allocated to the different Series pro rata based on relative assets or based on another allocation method that more fairly allocates the expense, depending on the nature of the particular expense and the reason it was generated. For example, an expense payable by the Fund that is based on assets may be allocated to the Series based on the relative assets of the different Series, whereas an expense that is based on the number of separate Series may be more appropriately allocated equally to each Series existing at the time the expense is incurred. In some cases, the expense may be de minimis and would not be allocated as it might otherwise be if the expense were larger. Ultimately, the allocation methodology will depend on the nature of, and reason for, the expense and the proper allocation of an expense will depend on the circumstances. In all cases, the allocation of expenses will be fair and reasonable.

repatriated, and will be applied under the oversight of the Fund’s valuation committee in accordance with delegated authority and procedures approved by the Fund’s Board.
The Series will be administered and audited in a manner consistent with standards and practices applicable to registered investment companies such as the Fund. The Fund’s books and those of the Series will be accounted for under standard accounting principles and in accordance with U.S. Generally Accepted Accounting Principles (GAAP), and they will be audited annually by a nationally recognized and PCAOB-registered audit firm. The Fund’s custodial arrangements, discussed below, will be overseen by the Fund’s Board in accordance with Rule 17f-5 under the 1940 Act. Also, as noted below, the China A Shares held by the Fund will be maintained with a foreign securities depository, which will recognize the Fund as the owner of the China A Shares. These arrangements will be effected in conformity with Rule 17f-7 under the 1940.
The global custodian for the Fund (which is expected to also serve as the Matthews Funds’ custodian) will work closely with a local custodian in China, which will be a substantial institution with extensive experience in maintaining China A Shares for non-Chinese clients. China A Shares, when purchased for the Fund, will appear on the books and records of the Chinese depositary institution as “Matthews International Capital Management, LLC – Matthews A Share Selections Fund, LLC” (or in a similar manner indicating both the Adviser’s QFII status and the Fund’s ownership) and maintained in an account at the Fund’s local custodian and global custodian in the same manner. The name of the Fund will thus appear in the records of the Chinese depositary institution on whose books the China A Shares appear and similarly on the books of the local custodian and global custodian. The local custodian will then establish subaccounts on its books to correspond with each Series, representing the Series invested in by each Matthews Fund, Other Fund or separate account. Thus, for example, the Series for the Matthews China Fund will have a separate designation and subaccount from the Series for the Matthews China Dividend Fund, or that of any other investor. Each such subaccount will correspond to a subaccount on the books of the global custodian for the Fund. The separately designated accounts will allow the Fund’s administrator to reconcile holdings for each Series and report out values to the Matthews Funds, Other Funds or separate accounts on a daily basis.
When a portfolio manager initially decides to purchase China A Shares for a Series owned by a Matthews Fund, that Matthews Fund will transfer cash to make the purchase to the Fund, and the Series’ account will be debited. The subaccount representing that Matthews Fund’s Series will, after time differences, be credited with the cash. Once the subaccount representing the Matthews Fund’s particular Series is credited with the cash, the portfolio manager will be authorized to enter an order to purchase China A Shares in the same manner as he or she would for any other portfolio security for the Matthews Fund. The portfolio manager’s order, along with any other orders in the same security placed by other portfolio managers at or about the same time in accordance with the Adviser’s trade aggregation policies and procedures, discussed below in this Application, will then be placed with a local Chinese broker and executed on the relevant Chinese exchange. On the evening of the trade date, trade confirmations for the executed order will be exchanged among the China Securities Depositary & Clearing Corporation Limited (“CSDCC”), the executing broker, the Adviser and the local subcustodian, and the local custodian will transmit a confirmation to the global custodian. In an overnight process, the CSDCC will effect the transfer of the securities by updating its position records, and the Adviser – Matthews A Share Selections Fund, LLC (or similar designation) will thereafter be recognized as the owner of the China A Shares. During this process, if the trade had been aggregated with trades for other Series, the local subcustodian also will allocate the holding in accordance with instructions previously supplied by the Adviser, and will record the holding as a receivable on the books of the subaccount of the Series corresponding to the Matthews Fund that placed the trade. When the local subcustodian records the holding in the Series’ records, the global custodian will also record the holding in the corresponding subaccount on its books. On the day following the trade date, cash that was in the Series’ account at the local subcustodian will be transferred to the CSDCC, and the trade settled. Generally, procedures for disposing of China A Shares and recording the proceeds as cash will operate in the same manner, except in reverse and except as limited by the Fund’s ability to repatriate proceeds only monthly. At all times, the local subcustodian and the global custodian will recognize and separately identify cash and portfolio holdings in subaccounts for one Series from cash and portfolio holdings in subaccounts for each other Series.
While the limited liability company structure and the provisions of the LLC Act provide protection for each Series from the liabilities of each other Series, the Fund and the Series also do not expect to have significant liabilities. The largest potential creditors are expected to be Fund service providers, such as the Adviser,25 the Fund’s administrator, custodian, auditors and legal counsel. The Adviser and the other service providers could be owed amounts from the Fund, but such service fees are not expected to represent a significant proportion of any Series’ assets, and it would be unlikely that a service provider would find it economical to seek to collect fees from Series that have not incurred the liability. Moreover, the service providers have relationships with the Matthews Funds and Other Funds that would make a lawsuit potentially in conflict with their interests unlikely, and the service providers’ contracts will specifically limit their recourse to the assets of the Series that has incurred the liability to the provider. The Adviser does not currently intend for any of the Series used by Matthews Funds to lever themselves through borrowing.26
The primary service providers to the Fund will enter into agreements with the Fund, on behalf of the Series, under US law and containing provisions requiring disputes to be resolved in the US using US law and venue. In addition to a suit to recover liabilities from non-debtor Series being unlikely, as noted above, in the event of such a lawsuit, a US court with proper jurisdiction should recognize and enforce the provisions of the LLC Act noted above to protect the assets of one Series from the liabilities of another Series. In sum, the Adviser does not believe there is a substantial risk that a creditor would succeed in using the assets of one Series to satisfy the liabilities of another Series.
As noted above, the QFII license will be held by the Adviser, with the Fund also listed on the application. As such, the Adviser will be permitted to purchase renminbi on behalf of its clients, up to the amount of quota granted, to acquire China A Shares that will then be held under

25	See note 23.

26	Series used by Other Funds or separate accounts may, or in the future may be permitted to, use leverage.

the custodial arrangements described above, with the Fund listed on those accounts. The Adviser’s license could be revoked or modified at the discretion of the Chinese authorities, including for reasons beyond the control of the Adviser; however, under current regulations, Chinese authorities can revoke a QFII license or reduce quota only if the QFII license holder is in violation of the regulations. The Chinese regulatory regime will focus on the experience, size and qualifications of the Adviser in determining whether to grant the license and quota, and it has less interest in the allocation of investments among Series and their indirect allocations to the Adviser’s clients. Nevertheless, there will always be a risk that disturbances to the Chinese legal or regulatory regime could make the Fund unable to dispose of investments or repatriate proceeds once invested. The QFII program is a limited exception from laws that otherwise limit investment in China A Shares to Chinese persons and, if the program or the Adviser’s license or quota limits are revoked or substantially changed for reasons beyond the control of the Adviser or the Fund, the Fund’s economic interests, and thus its clients’ economic interests, could be harmed. The QFII program has been operational since 2002, but its continuation depends on the continued willingness of the Chinese regulatory regime to accept foreign investment.
If the Chinese authorities revoke the Adviser’s QFII license or reduce or eliminate its quota, the Fund and its Series would be required to liquidate some or all of its or their holdings and would be permitted to repatriate the proceeds back to the investors in the Series. If this were to happen, the Matthews Funds, Other Funds or separate accounts would lose some or all of the opportunity to obtain exposure to China A Shares in the future under the existing license, but they would not lose these proceeds. Nonetheless, the risk that developments in the Chinese regulatory regime adversely impact the Adviser’s clients will be monitored by the Adviser, and will be disclosed in the Matthews Funds’ prospectus and disclosed in relevant documents applicable to the Other Funds or separate accounts, to the extent the investment in the Series is material to the Matthews Fund, Other Fund or separate account.
A Matthews Fund’s, Other Fund’s or separate account’s decision to invest in a Series will be made by its portfolio manager(s) only in accordance with the relevant client’s objective and policies. The portfolio manager of a Matthews Fund, Other Fund or separate account may be able to obtain exposure to China A Shares, for the applicable client, by investing in a fund managed by another manager with a QFII license, to the extent another fund permitted investment by the client. However, Applicants do not believe that an investment in another fund provides the same investment opportunity or benefits as an investment in a Series. An investment in another fund would be managed by another investment adviser, following its investment techniques and strategies, which may differ from those of the Adviser and thus differ from the expectations of the Matthews Funds or Other Funds and their investors, or the Adviser’s separate accounts, who have chosen to invest with the Adviser. Moreover, an investment in another fund would be subject to the advisory fees payable to the other fund’s manager; by contrast, the assets invested in the Series by a Matthews Fund or Other Fund that is registered will not be subject to separate advisory fees.27

27	See note 23.

Portfolio managers at the Adviser will be responsible for the selection of the particular China A Share holdings in a Matthews Fund’s, an Other Fund’s Series or a separate account’s Series. Allocations of China A Shares to different Series, like allocations of other investment opportunities among the Adviser’s clients, will be subject to the Adviser’s investment and trade allocation policies and procedures, including its Brokerage and Trading Policies and Procedures (the “Trade Allocation Procedures”) (which include detailed procedures related to trade aggregation and allocations), under the supervision of the Adviser’s CCO and the Fund’s CCO and overseen by the Fund’s Board; they will also be indirectly overseen by the Matthews Funds’ CCO and the Matthews Funds’ board of trustees. Because orders will be placed by different portfolio managers, there may be times when more than one portfolio manager seeks to purchase China A Shares of the same company. In such instances, as when making purchases of other securities, and because the Chinese markets may sometimes be closed at the time the Adviser’s portfolio manager is deciding to place trades, the orders will generally be aggregated with those of other portfolio managers of the Adviser prior to their placement with the executing Chinese broker. The Adviser’s Trade Allocation Procedures will generally operate the same for Series participating in investment in China A Shares as they do for the Adviser’s investments in other markets and securities:  because investment decisions for particular Series will be made by different portfolio managers at the Adviser, extending the existing procedures to investments in China A Shares will not raise significant new issues.
The Adviser expects that the initial investment in China A Shares will be allocated at the outset and expects that it will be able to find appropriate investment opportunities for the Fund and its Series in the full amount of any quota granted.28  However, the precise timing and investment interest would not be known until the quota becomes available and the Adviser’s portfolio managers are able to assess their goals and plans for their portfolios in light of then-current market conditions. The Adviser does not expect that it would reserve quota for future accounts, and accounts seeking to invest after the initial allocation would need to wait for quota to become available either through reductions of initial investments or an increase in quota, if sought.
The Adviser’s Trade Allocation Procedures also will apply when the Fund sells China A Shares on behalf of a Series, in which case the Fund will hold cash on behalf of the selling Series for eventual repatriation. Under QFII regulations, assuming that the repatriation of assets remains available to the Fund as an open-end fund, no less frequently than monthly the Fund will be permitted to repatriate a certain amount of cash from the sale of portfolio holdings on behalf of the Series. While Chinese law will recognize the Fund as the holder of all cash available for repatriation, the Trade Allocation Procedures and the Fund’s and Series’ accounting records will be able to track which Matthews Fund(s), Other Fund(s) or separate account(s) are entitled to receive repatriated proceeds on a given Redemption Payment Date, and which are not, by recording cash attributable to each investor in separate subaccounts on the books of the local custodian. The Trade Allocation Procedures will be designed so that cash proceeds received upon the sale of China A Shares, which will be recorded in the selling Series’ subaccount at the local custodian, can only be repatriated to the investor corresponding to that Series; under the

28	If the quota is not invested within six months, Chinese regulators may seek to reduce the quota.

allocation procedures, no other Matthews Fund, Other Fund or separate account will be able to access or repatriate these cash proceeds.
If more than one Matthews Fund, Other Fund or separate account seeks to repatriate proceeds at the same time, and Chinese regulations limit the aggregate amount of proceeds that may be repatriated at any given time to a level below the aggregate amount sought to be repatriated, the requests by the applicable portfolio manager(s) will be aggregated, if received at or about the same time, and proceeds available for repatriation will be allocated pro rata among requesting investors. As noted above, once the cash proceeds have been allocated and recorded in the selling Series’ subaccount, they can only be repatriated to the investor corresponding to that Series. While each Matthews Fund, Other Fund or separate account will have its own specific features and restrictions, the Adviser does not expect that any restrictions or regulations applicable to the Other Funds or separate accounts will materially affect their repatriation needs, as compared to the Matthews Funds.
Repatriation as an open-end fund will be available after an initial three-month lock-up period from the date the quota is invested in the Chinese market and for so long as the Fund’s operations remain in compliance with applicable Chinese regulations. The initial three-month lock-up period is imposed by Chinese regulations and is related to the grant of quota. During the initial lock-up period, the Fund would not be able to repatriate proceeds, but it would be able to buy and sell different China A Shares without restrictions. Thus, a Series could sell its initial purchases and buy other China A Shares, or convert holdings to renminbi, during the lock-up period. After the lock-up period, under recently-revised SAFE regulations, repatriation may occur only once a week, with the total amount repatriated by the Fund in any month limited to no more than 20% of the Fund’s net asset value as of the end of the prior year; however the regulations do not currently require the repatriation to take place on the same day each week.29
If a Matthews Fund, Other Fund or separate account seeks to redeem from the Fund, it would request a redemption from the Fund in accordance with Condition 2 of this Application. The Fund could remain invested in China A Shares until shortly before the day of repatriation or it could sell China A Shares; at either time the China A Shares could be liquidated, and the proceeds would be repatriated to the redeeming investor subject to SAFE regulations and the conditions to the proposed order.
If an investor in a Series sought to redeem its Interests at a time when one or more Matthews Fund(s), Other Fund(s) or separate account(s) sought additional exposure to China A Shares, the quota allocated to the redeeming investor could be reallocated to the investing Matthews Fund(s), Other Fund(s) or separate account(s) without implicating the repatriation restrictions, since the overall amounts invested in China A Shares by the Fund would remain

29
Because changes to the Chinese regulations to allow weekly, rather than monthly, repatriation for open-end funds have only recently been announced, the requirements and details of the implementation of weekly repatriations remain unclear. Nonetheless, there may be at least some circumstances where the Fund would be unable to pay redemption requests within seven days in accordance with Section 22(e) such that relief from that Section, subject to the conditions set forth in this Application, remains necessary. Moreover, Chinese regulations may change in the future to reinstitute a monthly repatriation limitation.

unchanged, except for market movements. The investing Matthews Fund(s), Other Fund(s) or separate account(s) may seek exposure to the same or different China A Shares, which would be subject to the Access Allocation Procedures described below. If the investor seeks exposure to different China A Shares, the Series owned by the redeeming investor would sell those China A Shares at or about the same time that another Series would invest in different China A Shares, the investing Matthews Fund(s), Other Fund(s) or separate account(s) would deposit cash with the Fund and the redeeming investor would redeem cash from the Fund. If, however, exposure is sought to the same China A Shares, the Series may transfer the China A Shares between them if the conditions of Rule 17a-7 are satisfied.
To the extent that repatriation of proceeds is necessary (i.e., if a Matthews Fund, Other Fund or separate account sought to redeem and there were not other Matthews Funds, Other Funds or separate accounts seeking to invest), net redemption amounts in any given month less than 20% of the Fund’s net asset value as of the end of the prior year can be repatriated from China immediately after the Fund’s Chinese custodian has made a filing with the SAFE bureau in the locality where the custodian is domiciled. If the repatriation amount would exceed 20% of the Fund's net asset value as of the end of the prior year, while the Fund may make a request to repatriate the excess amount, it is uncertain under recently-amended repatriation rules whether SAFE would still accept application from an open-end QFII fund through the local custodian to allow repatriation in excess of the 20% cap. If repatriation is limited in a given month, the open-end QFII fund would wait to repatriate excess amounts until the next calendar month. When repatriating any amounts, the net redemption amount would be based on the principal and profit ratio provided by the local custodian as of the last trading day of the previous month. Thus, when repatriating proceeds, a certain amount will be allocated as a return of principal and thus counted as a return of quota amount - thereby freeing up additional quota for new investment - and a certain amount will be treated as a return of profit - thereby having no bearing on the quota or subsequent investment. The ratio of amounts treated as return of quota and amounts treated as profit would be determined by the principal and profit ratio calculated at the end of the prior month.
As noted above, repatriation requests would be subject to the Adviser’s Trade Allocation Procedures. The Adviser expects that, since repatriation can only occur once a week,30 it would establish an internal deadline for portfolio managers to submit repatriation requests; this deadline would be communicated to portfolio managers in advance and could periodically change. The deadline to submit repatriation requests, however, would be in advance of repatriation to allow for an appropriate administrative period to process requests and, as necessary, cash flows. Once received, repatriation requests would be aggregated and submitted and processed together through the Fund’s service providers. Portfolio managers would be informed that repatriation requests after the deadline might not be effected until the next repatriation time. The Adviser expects that the procedures would allow for variations in the deadline, with the approval of the compliance department. The Adviser expects that it will be able to manage processes for the

30
The Fund will adopt a fundamental policy specifying its redemption procedures as set forth in Condition 2 of this Application. This policy will be disclosed in the Fund’s registration statement. Modification of this policy to restrict redemptions to a less-than-monthly basis will require authorization by the vote of a majority of the Fund’s outstanding voting securities and only upon approval by the Commission or its staff.

repatriation of proceeds in a manner designed to treat the Matthews Funds, Other Funds and separate accounts fairly and equitably over time. Further, the Adviser does not intend to set internal limits on amounts that portfolio managers may seek to repatriate, as portfolio managers would make investment decisions for the Adviser’s clients independent of quota considerations.
Access by the Adviser’s clients to the quota (i.e., to China A Shares) will be a limited opportunity and will be allocated in accordance with the Adviser’s Access to Research and Allocation of Portfolio Opportunities Procedures (“Access Allocation Procedures”), which are designed to ensure that allocations are fair and equitable over time to all of the Adviser’s accounts. These procedures, which the Adviser intends to amend to specifically address issues arising from the quota, provide that, with some exceptions for special accounts or as determined by the Chief Investment Officer, no account, mandate or portfolio manager will have priority in the access to or allocation of any investment idea. Enumerated exceptions currently apply for small cap companies and for IPOs, secondary offerings and private placements. Procedures relevant to determining which Matthews Funds, Other Funds or separate accounts may use quota and invest in China A Shares, when they desire to invest in the aggregate above such quota amount, will be established along similar lines.
The Access Allocation Procedures are expected to provide for priority for investing in China A Shares to Matthews Funds, Other Funds or separate accounts for which A Shares would be most suitable, and portfolio managers, subject to the oversight of the Adviser’s Chief Investment Officer, may (but are not required to) give greater consideration to accounts whose investments are limited to China. Thus, for example, it is likely that the Matthews China Fund would be given priority to invest in China A Shares over the Matthews Japan Fund and other clients that invest more broadly across Asia. When allocating the opportunity to invest in China A Shares (i.e., quota), the Adviser would also consider, among other matters, consistency of the investment in China A Shares with an account’s investment objective, policies and strategies, the appropriateness of the investment for a particular account in light of its investment objective, time horizon and risk management objectives, and whether the account’s liquidity position after the desired purchase will continue to maintain a level deemed to be adequate. The portfolio manager(s) will make a determination about the appropriateness of investing in China A Shares for their Series, much like they would decide whether or not to invest in any particular security, and some portfolio manager(s) may request a greater allocation than other portfolio manager(s) may request. The Adviser does not intend to mandate that each Matthews Fund, Other Fund or separate account receive a specified allocation of quota, or that each of its clients investing in China invest a specified portion of its assets in A Shares. The Adviser, through the administration of its compliance program, has experience with the Access Allocation Procedures and its operation in the context of initial public offerings and other limited opportunities, and it expects that the allocation of quota and Interests will be managed in a similar manner to the allocation of other limited opportunities. The Access Allocation Procedures allow modification to standard allocation methodologies in certain instances, provided that the modification is reported to the Adviser’s CCO. In any case, the procedures and their application will be under the oversight of the Adviser’s compliance department and the Fund’s CCO, and reviewed by the Fund’s Board.

The quota has not yet been determined, and will not be known until it is granted by the Chinese regulators. As noted, the quota may be revoked if the Fund does not invest its approved quota over a phase-in period, or may be reduced if it repatriates its investments below the quota amount. The Adviser will not, however, when making investment decisions for the Fund or its Series, take into consideration whether selling China A Shares and repatriating proceeds could impact the continued availability of the quota. In other words, the Adviser will not forego selling China A Shares for a Series simply because the sale results in the Fund investing less than the quota, and will make the investment decision to sell China A Shares independent of quota considerations. The Adviser will also not take into consideration whether buying China A Shares could affect the continued availability of the quota.
Quota will be made available to new Series, and thus additional Matthews Funds, Other Funds or separate accounts, only if it is otherwise available due to the investment decisions of portfolio managers made independent of quota considerations, or client outflows or terminations. Thus, if a new account seeks exposure to China A Shares and a new Series is created, the Adviser will not reduce the amount of quota allocated to existing Series. The Adviser will allocate quota to a new Series only if quota is otherwise available at the time the new Series is established, and the Adviser would not redeem Interests in existing Series to “free up” quota for a new Series; rather, the new Series would be established only if, due to decisions independent of quota considerations (such as investment decisions, client withdrawals or account closing), quota is otherwise available.31  The allocation of available quota would then, as with additional investments into existing Series, be subject to the Adviser’s Trade Allocation Procedures and its Access Allocation Procedures and the compliance reviews thereunder, as described above.32  If the Adviser determines that there is more internal demand for Interests than can be accommodated through its existing quota, the Adviser may seek an increase in quota, if it believes that it is otherwise appropriate and that it is reasonably likely that the Chinese authorities will grant such an increase.
In the event that the Adviser is terminated as investment adviser to a Matthews Fund33 or a Matthews Fund is reorganized into a fund managed by a different manager,34 the Matthews

31
For example, there would be no quota to allocate to a new Series if: the initial Series are fully invested up to the maximum quota granted to the Adviser; the portfolio managers for the Matthews Funds, Other Funds or separate accounts do not seek to reduce their holdings and there is no reduction in overall assets of such clients (which would lead their portfolio managers to rebalance the portfolios by redeeming Interests); and no client terminates the Adviser’s services. If, however, portfolio managers seek to reduce exposure to China A Shares independent of quota considerations and redeem Interests, quota would then become available. Similarly, if a client invested in the Fund terminated the Adviser’s advisory services, quota would become available. This quota would then be available equally to the existing Series and any additional Series, and thus to investing Matthews Funds, Other Funds or separate accounts in each such Series, and it would be allocated between Series based on the Adviser’s Trade Allocation Procedures and Access Allocation Procedures, which are described above.

32
Applicants are not seeking comfort and acknowledge that the Commission is providing no opinion on whether the Trade Allocation Procedures or Asset Allocation Procedures meet the standards applicable under either the 1940 Act or the Advisers Act.

33
The Chinese authorities do not permit the transfer or assignment of a QFII license or quota to a third party, as the Chinese authorities would require that, prior to any transfer, the new manager apply for, and receive, a license and quota based on its own experience and capabilities. In the case of a change of control, a QFII is required to make a filing within five days with the Chinese authorities and if the change of control leads to a significant change to the QFII license holder’s qualifications or its investment strategy or plan previously filed with the Chinese authorities, the Chinese authorities would likely exercise discretion to determine on a case-by-case basis whether the QFII continues to be qualified to hold the license and quota.

34
In the case of a reorganization of a Matthews Fund into a fund managed by a different manager, such a reorganization would typically require approval by the boards of both funds and shareholders of the target Matthews Fund. If material to the approval, the liquidation of Interests and loss of exposure to China A Shares would be disclosed to and considered by the relevant parties before providing their approvals.

Fund could lose its access to the Fund, if the Adviser and the Fund’s Board determined such action to be appropriate. Although the Matthews Fund may not be able to liquidate its position in the Fund immediately, due to repatriation restrictions, it would be permitted to retain investments in the Fund for a reasonable time period. The Adviser would not force the immediate sale of China A Shares to raise proceeds for any Matthews Fund’s redemption from the Fund (if so desired by the successor manager or manager of the acquiring fund) if it would cause harm to the Matthews Fund. In the event the Adviser is terminated as adviser to any Matthews Fund, the Adviser would act in good faith to accomplish the orderly transition of the Matthews Fund’s advisory services, and would work with the successor manager to seek to transfer holdings in A Shares to another manager, if desired by the successor manager.35  Any such transition would be overseen by the Matthews Fund’s Board.
III.       APPLICABLE LAW AND ANALYSIS
A.	Rule 22c-1

Rule 22c-1 under the 1940 Act requires, with limited exceptions, registered investment companies issuing redeemable securities to sell, redeem, or repurchase any such security at the price based on the current net asset value (“NAV”) of such security next computed after receipt of a tender of such security for redemption. Rule 22c-1 was designed primarily to address the practice of “backward pricing” of fund shares. That practice involved pricing fund shares for purchase or redemption based on the NAV determined prior to the purchase or redemption request. This pricing mechanism enabled a fund’s insiders to engage in “riskless trading” by buying shares at a NAV that they knew was likely to increase because of market action after the shares were priced. In effect, backward pricing created the possibility that some investors could trade fund shares at the expense of non-redeeming shareholders. Rule 22c-1 sought to eliminate this problem by requiring “forward-pricing,” or pricing fund shares at the close of the market after a purchase or redemption request is received. Under Rule 22c-1, an open-end fund typically computes the value of shares tendered for redemption on any given date at 4:00 pm, Eastern time, on that day.

35
In light of the Chinese regulatory regime and depending on who the successor manager is, such a transition may take some time or may not be feasible, in which case the Adviser would work with a Matthews Fund’s successor manager to liquidate A Share investments and return capital to the Matthews Fund in a timely and cost-effective manner.

The Fund will price Interests tendered for redemption at the close of business on the Redemption Payment Date, which will be no less frequently than one day each month. The Fund will redeem Interests on a given Redemption Payment Date only for redemptions requested on or before the close of business (generally 4:00 pm Eastern time) on the redemption pricing date (which will be the Redemption Payment Date) and time for that Redemption Payment Date.
B.	Section 22(e)

Section 22(e) of the 1940 Act provides, in pertinent part, that “[n]o registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption...”   Section 22(e) also delineates certain limited exceptions to this rule for emergencies.
Section 22(e) was designed primarily to address three types of abuses that existed in the fund industry prior to the adoption of the 1940 Act:  (i) lack of provisions in a fund’s governing documents concerning redemption rights; (ii) the ability of fund management to restrict redemptions without shareholder approval; and (iii) inadequate or misleading disclosure in fund documents and marketing materials concerning redemption rights.36
Applicants propose that the Fund pay redemption proceeds on the Redemption Payment Date, which will be the same day the Fund will calculate its NAV applicable to a redemption request received in good order in accordance with procedures set forth in the Fund’s prospectus, if such request was made on or before the close of business on the Redemption Payment Date.
C.	Proposed Rule 22e-3

In 1992, the Commission proposed Rule 22e-3 under the 1940 Act, which set forth an “extended payment fund” structure similar to that proposed by the Applicants.37  The Commission’s proposal was designed to permit an investment company that could both offer redeemable securities and invest in assets, including less liquid foreign securities, that did not meet the seven (7) day liquidity standard for traditional open-end funds to register with the Commission as an open-end fund.
Under proposed Rule 22e-3, an open-end fund could make payment upon redemption of its securities up to thirty-one (31) days after tender of the securities to the fund at NAV determined on the next redemption pricing date following the tender, provided that:

36	See SEC, Investment Trusts and Investment Companies, H.R. Doc. No. 279, 76th Cong., 1st Sess., pt 3, 799-803 (1940).

37
Proposed Rule 22e-3 also provided for an alternative open-end interval fund structure, in which an open-end fund could redeem its shares at one, two, or three month intervals (an open-end interval fund).

(a)       the fund did so pursuant to a fundamental policy, setting forth the number of days between a tender and the next redemption pricing and payment dates, changeable only with approval of a majority of the fund’s outstanding voting securities;
(b)       at least 85% of the fund’s assets consisted of assets that either (i) may be sold in the ordinary course of business at approximately the price used to compute the fund’s NAV, within the period between the tender and the next redemption payment date, or (ii) mature by the next redemption payment date; and
(c)       the fund did not hold itself out to investors as a mutual fund.
As discussed below, the Fund will comply with requirements that are designed to achieve the same goals but which account for the unique circumstances applicable to the Fund, namely the repatriation restrictions discussed in this Application. Further, the Fund will not hold itself out as a “mutual fund.”
D.	Section 12(d)(1)(A) and(B)

Section 12(d)(l)(A) of the 1940 Act prohibits any investment company (the “acquiring company”) and any company or companies controlled by such acquiring company from purchasing any security issued by any registered investment company (the “acquired company”) if such purchase will result in the acquiring company or companies it controls owning in the aggregate (i) more than 3% of the outstanding voting stock of the acquired company; (ii) securities issued by the acquired company with an aggregate value in excess of 5% of the value of the acquiring company’s total assets; or (iii) securities issued by the acquired company and all other investment companies with an aggregate value in excess of 10% of the value of the acquiring company’s total assets. Section 12(d)(1)(B) provides that no registered open-end investment company, any principal underwriter for such company or any registered broker or dealer may sell securities of the company to another investment company if such sale will (i) cause the acquiring company to own more than 3% of the acquired company’s voting stock, or (ii) cause more than 10% of the acquired company’s voting stock to be owned by investment companies.
Section 12(d)(1)(G) of the 1940 Act provides an exemption from the limitations of Section 12(d)(1). Section 12(d)(1)(G) provides as follows:
(i)       This paragraph does not apply to securities of a registered open-end investment company or a registered unit investment trust (hereafter in this subparagraph referred to as the “acquired company”) purchased or otherwise acquired by a registered open-end investment company or a registered unit investment trust (hereafter in this subparagraph referred to as the “acquiring company”) if--
(I)       the acquired company and the acquiring company are part of the same group of investment companies;

(II)       the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short-term paper are the only investments held by the acquiring company;
(III)       with respect to--
(aa)       securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution-related activities; or
(bb)       securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, or [the] Commission;
(IV)       the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F); and
(V)       such acquisition is not in contravention of such rules and regulations as the Commission may from time to time prescribe with respect to acquisitions in accordance with this subparagraph, as necessary and appropriate for the protection of investors.
(ii)       For purposes of this subparagraph, the term “group of investment companies” means any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services.
Section 12(d)(1)(J) of the 1940 Act provides, in part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities; or transactions from any provision of Section 12(d)(1) if and to the extent that such exemption is consistent with the public interest and the protection of investors.

The Fund intends to sell its Interests to, and redeem its Interests from, the Matthews Funds, Other Funds and separate accounts managed by the Adviser. The Matthews Funds and the Fund are part of the same “group of investment companies” because they are both registered investment companies that will hold themselves out as related companies for purposes of investment and investor services, and relief is not being sought to permit the Matthews Funds to purchase Interests. However, because the Other Funds are not “registered investment companies,”38 Section 12(d)(1)(G) is not available, on its face, to allow an Other Fund to purchase Interests in a Series exceeding the limitations of Section 12(d)(1)(A) and (B). Thus, the Applicants are seeking relief to permit the Other Funds to purchase Interests of Series which, as discussed above, would result in an Other Fund owning 100% of the Interests of a particular Series.
E.	Sections 17(a)(1), 17(a)(2) and 17(b)

Sections 17(a)(1) and 17(a)(2) of the 1940 Act provide, in substance, that it is unlawful for any affiliated person, or promoter or principal underwriter of a registered investment company, or an affiliated person of such persons, acting as principal, knowingly to sell any security or other property to, or purchase any security (except securities of which the seller is the issuer) or other property from, such registered investment company or any company controlled by it.
Section 17(b) of the 1940 Act provides, in substance, that the Commission shall issue an order of exemption from Section 17(a) if:
(1)	the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2)	the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the 1940 Act; and

(3)	the proposed transaction is consistent with the general purposes of the 1940 Act.

Section 2(a)(9) defines “control” to mean “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.”  It is expected that one or more Other Funds will each own 100% of a Series, and at least 5% and, potentially, more than 25% of the Interests of the Fund. While Interests of the Fund will be non-voting interests, an Other Fund could be deemed to be an affiliated person of the Fund or a Series by virtue of its power to exercise a controlling influence

38	The Other Funds may be deemed to be “investment companies” despite not being regulated under the 1940 Act and thus would be subject to the limits of Section 12(d)(1)(A) and (B).

over the management or policies of such entities under Section 2(a)(3)(C).39  Furthermore, as the investment adviser to the Other Funds, the Adviser could be an affiliated person of the Other Funds under Section 2(a)(3)(E) and, because its affiliate is the managing member of the Fund, the Fund or a Series may be deemed to be under the Adviser’s control under Section 2(a)(3)(C), resulting in the Other Funds being deemed an affiliated person of an affiliated person of the Fund. Since the Other Funds and the Fund share a common investment adviser, they may be deemed to be first-tier affiliates by virtue of arguably being under common control for purposes of Section 2(a)(3)(C). If the Other Funds and the Fund are deemed affiliates of each other, or even second-tier affiliates, the sale of Interests of the Fund to the Other Funds, and the redemption of such Interests by the Other Funds, could be prohibited under Section 17(a) of the 1940 Act unless the requirements of Section 17(b) of the 1940 Act are satisfied.
Applicants propose operating the Fund in compliance with conditions designed to prevent overreaching on the part of any person concerned, and to put the Other Funds in a comparable position to those of a fund that would be permitted to rely on Section 12(d)(1)(G) under the 1940 Act.
F.	Section 6(c)

Section 6(c) of the 1940 Act provides:
The Commission, by rules and regulations upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.
For the reasons discussed below, Applicants believe that the requested relief satisfies the requirements of Sections 6(c) and warrants the exercise of the Commission’s discretion thereunder.
IV.       THE REQUESTED RELIEF
Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicants also believe that, with respect to the relief requested under Section 17(b), the terms of the proposed transactions, including the consideration to be

39
Although control is presumed where a person owns beneficially more than 25 per centum of the voting securities of a company, and presumed not to exist where a person does not beneficially own 25 per centum of a company’s voting securities, as potentially the holder of all of the Interests of a Series, even if ownership is of non-voting securities, an Other Fund may be deemed to “control” such Series and potentially the Fund, depending on the size of the holding relative to other investments in the Fund.

paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the transactions are consistent with the policy of each registered investment company and with the general purposes of the 1940 Act.
The Fund structure is designed to be a viable and economical means to permit the Matthews Funds, Other Funds and separate accounts managed by the Adviser to participate in investment opportunities in China A Shares. The structure is necessary in light of the Chinese regulatory regime described in this Application and, in particular, the repatriation restrictions that may otherwise prevent the Fund from being able to redeem its Interests within the time period otherwise required by the 1940 Act. Further, relief from Section 12(d)(1) would be needed to permit the Other Funds to invest in Fund Series. As a registered fund, the Fund and its operations will be subject to the 1940 Act, and it will be overseen by a Board meeting the requirements of the 1940 Act. The proposed conditions are grounded in precedent and are designed to tailor the conditions in the precedent relief (see Section V below) to meet the particular requirements of applicable Chinese law while affording all investors the protections afforded by the 1940 Act.
The Fund and its series structure will allow the Matthews Funds, Other Funds and separate accounts to obtain exposure to a greater variety and number of Chinese companies than they otherwise could obtain, providing the Adviser’s clients, including the Matthews Funds, access to investment opportunities that they currently cannot access due to applicable Chinese regulations. Further, the Fund series structure will allow each Matthews Fund, Other Fund or separate account, through their portfolio managers, to select portfolio investments specifically suited to the investment mandate and investment style of the particular investor, maximizing the benefits of investing in China A Shares. For example, the Matthews China Dividend Fund will be able to gain more tailored exposure to Chinese companies that pay dividends, while the Matthews China Fund could gain exposure to a broader and more diversified portfolio of Chinese stocks. Other Matthews Funds, Other Funds or separate accounts with particular investment mandates and investment styles will similarly be able to tailor their exposures to China A Shares to their particular investment programs.
The Fund’s series structure will reduce potential conflicts among the Adviser’s clients that might arise if the Fund did not establish separate Series for each investor and the Adviser had to manage the Fund as a single pool. If it were managing the entire pool as one account, the Adviser would need to determine China A Share portfolio investments on the basis of the goals and objectives of the entire pool. The pool’s investors (the Matthews Funds, Other Funds and separate accounts with their particular mandates) could and likely would have different investment needs, and investments made in the interest of the entire pool would be different than investments made in the interest of each particular investor. This pooling would reduce the benefits that a relatively smaller Matthews Fund, Other Fund or separate account could obtain if it were enabled to tailor its exposures to its objectives. For example, the Matthews China Dividend Fund might seek exposure only to Chinese companies that pay dividends, exposure that it might not be able to obtain by investing in a pool with a broader investment mandate. Because the Matthews China Dividend Fund might not have a large investment in the Fund, relative to all other investors, a portfolio manager for the entire pool might not necessarily seek dividend-paying companies, and the Matthews China Dividend Fund might invest less and thus gain less exposure to suitable China A Shares. Conversely, if the Fund’s portfolio manager were to consider the specific objectives of the Matthews China Dividend Fund when investing for the pool, it may not be meeting the goals of other investors that do not seek such narrower exposures. These issues would be eliminated with the use of the series structure.
The Fund series structure also will allow Fund expenses to be charged more directly to the Series that incur the expenses, rather than across the entire pool. For example, a Series that engages in fewer portfolio transactions will expect to incur lower brokerage and transaction costs than a Series with more portfolio transactions, and the structure allows such expenses to be charged only to the Series that incur the expense. To the extent other expenses are generated by a particular Series’ activities, those expenses will be charged only to that Series, rather than across all of the Fund’s assets, which might include Series that do not benefit from the services generating the expense.
The Fund series structure will be subject to safeguards. Investments in China A Shares through a Series will be subject to the Adviser’s Trade Allocation Procedures, under the supervision of the Adviser’s and the Fund’s CCO, and overseen by the Fund’s Board, and indirectly overseen by the Matthews Funds’ CCO and board of trustees. These policies and procedures require the Adviser to take reasonable steps to make sure that allocations among Series are fair and reasonable over time, and provide for review and testing. Because the Series will permit the Matthews Funds, Other Funds and separate accounts each to make their own investment decisions, and allow the Fund to serve as a vehicle for exposures to China A Shares, investment allocation decisions among Series will be made on the same basis as the Adviser’s current investment allocation decisions. The Adviser believes that the extension of the existing allocation policies and procedures could be applied to the Series with equal effectiveness and efficiency.
Investment decisions for the Series will also be subject to the Adviser’s Access Allocation Procedures, under the supervision of the Adviser’s and the Fund’s CCO, and overseen by the Fund’s Board, and indirectly overseen by the Matthews Funds’ CCO and board of trustees. These procedures will be amended to address issues arising from the allocation of quota among Series, and they will be designed in a manner to permit the fair allocation of quota opportunities among the Adviser’s clients, reflecting the allocation of opportunities to Matthews Funds, Other Funds and separate accounts for which an investment may be most suited. The Adviser will not, however, when making investment decisions for the Series, take into consideration whether selling China A Shares and repatriating proceeds could impact the continued availability of the quota. The Adviser also will not take into consideration whether buying China A Shares could assist with or otherwise affect the continued availability of the quota.
In addition, each investor in a Series will have a separately identifiable account on the books of the A Share Fund’s local custodian and global custodian, recognizing the particular China A Share investments held in the account (i.e., the Series). Each Series’ account will be identified in the Series’ name on the records of the local custodian and the global custodian and will be treated by the custodians as separate subaccounts with identifiable assets and liabilities that will not be commingled with other subaccounts. The limited liability company agreement for the Fund will provide that the holdings in one account will not benefit another account, and no account will have rights with respect to any other account. Applicants believe that these separately identifiable accounts should be sufficient to establish limited liability under the LLC Act.40
Under the LLC Act, the assets of one Series will not be available to satisfy the liabilities of another Series. The Fund’s constituent documents, such as its limited liability company agreement, will contain provisions permitted by the LLC Act to treat each Series as separate for purposes of protecting the assets of one Series from other Series. Further, each Series’ most significant liabilities are expected to be fees owed to service providers, and the service providers’ contracts will specifically limit their recourse to the assets of the Series that has incurred the liability to the provider. In the unlikely event that one of these service providers sought to obtain its fees from another Series, the protections of the LLC Act and in the Fund’s limited liability company agreement should apply. In addition, the primary service providers’ contracts will contain provisions that apply US law to resolve a dispute. Ultimately, as a registered fund, the Fund will be overseen by a Board meeting the independence requirements of the 1940 Act and the rules thereunder, it will implement a compliance program in accordance with Rule 38a-1 under the 1940 Act, and its operations will be governed by applicable rules and regulations under the 1940 Act, except as modified pursuant to any order issued by the Commission.
In sum, the Fund’s series structure will enable the Fund to serve as a vehicle for each Matthews Fund, Other Fund and separate account to invest in the China A Shares most suited to its investment mandate and investment style, which is designed to provide the benefits of new investment exposures and opportunities for these investors. The Fund will be subject to safeguards and the protections of the 1940 Act, discussed in this Application, to ensure that the Series will not be used inappropriately. Further, subject to the relief requested in this Application, Applicants will not use the Fund as a means to, directly or indirectly, cause to be done any act or thing through or by means of which it would be unlawful for Applicants to do under the 1940 Act or any rule, regulation or order thereunder.
A.	Section 22(e) and Rule 22c-1 Relief

The requested relief from Section 22(e) and Rule 22c-1 is appropriate in the public interest because the Fund can provide a convenient and cost-effective means of obtaining tailored exposure to China A Shares for investing Matthews Funds, Other Funds and separate accounts. Investors will be given considerable protections because the Fund will be registered under the 1940 Act. Moreover, the Fund will be available only to Qualified Purchasers who are sophisticated investors. The Fund also will comply with a set of detailed conditions, set forth below, similar to those set forth in Federated Core Trust III and Federated Investment Management Company (the “Federated Order”)41 and proposed in Rule 22e-3, which will impose significant disclosure and operating requirements and restrictions on the Fund, and which will provide significant investor safeguards. In particular, such conditions include disclosure

40	See note 22.

41	Investment Company Release No. 288806 (June 30, 2009) (notice); Investment Company Release No. IC-28837 (July 27, 2009) (order).

requirements and requirements that the Fund’s redemption policies be fundamental, and thus subject to change only by the vote of a majority of the Fund’s outstanding voting securities. The Fund’s operations and policies also will be subject to the Board’s oversight, as well as the compliance regime instituted pursuant to Rule 38a-1.
In addition, the requested relief is appropriate because the primary purpose of Section 22(e) is to address the abusive practices of early open-end companies that claimed their securities were redeemable only then to institute barriers to redemption.42  The Fund’s policies will not raise the possibility of any of these abuses. All investors will purchase Interests based on disclosure concerning the Fund’s structure and operations, and the Fund’s fundamental policies will be changeable only by a majority vote of the outstanding voting securities of the Fund and only upon approval by the Commission or its staff. The Fund will not hold itself out as a “mutual fund,” and all investors in the Fund will be Qualified Purchasers, who, as highly sophisticated investors are deemed not to need the protections of the 1940 Act, and who are unlikely to misunderstand the redemption policy of the Fund. Indeed, all investments will be made by the Adviser’s portfolio managers on behalf of the Matthews Funds, Other Funds or separate accounts, who will be fully aware of the redemption policies.
Finally, Rule 22c-1 is intended to prevent the practice of “backward pricing” of fund shares. The Fund will not raise this concern because Interests will be priced only after a tender for redemption is received. The Fund’s pricing timeline will be clearly disclosed and is consistent with the 1940 Act because it will treat all investors equally and not dilute non-redeeming investors’ Interests. In addition, all investors in the Fund will be Qualified Purchasers, and investments will be made on their behalf by the Adviser’s portfolio managers, who, as discussed above, are capable of understanding the risks presented by the Fund’s redemption policy.
As noted above, Applicants are proposing conditions that differ from the Federated Order and proposed Rule 22e-3. These differences derive from the nature of the Fund’s portfolio holdings and the regulatory restrictions (i.e., repatriation rules) applicable to the Fund, as compared with the applicants in the Federated Order. SAFE rules permit proceeds of redemptions to be repatriated only on a weekly basis, provided that no more than 20% of the Fund’s net asset value as of the end of the prior year is repatriated in any month. However, a condition to the Federated Order requires that the valuation of the assets of the fund occur 24 days after a redemption order is placed and that the redemption occur after the valuation date. If the relief granted to the Fund were to track this condition, then the Fund would not be able to redeem repatriated proceeds for up to a full month, notwithstanding that liquid assets would be

42
Examples of such abuses prior to the 1940 Act, as previously noted by the Commission, include: redemptions being suspended because a company was redeeming more shares than it was selling and wanted to stop net redemptions from further diminishing assets and decreasing management fees; some companies apparently suspended redemptions to prevent shareholders from switching into other funds; companies often suspended redemptions based on provisions contained in charter documents that shareholders never saw and that never were disclosed to investors; even if there could be no suspension without a shareholder vote, management typically controlled the proxy machinery and could persuade shareholders to vote for suspension by offering a plausible explanation of why suspension was necessary. See Proposing Release, note 1.

available to meet a redemption request in a shorter timeframe. While not clear from the Federated Order, these formulations of the conditions appear to be related to the nature of the assets in that fund’s portfolio. These issues are not raised for the Fund, since the underlying portfolio securities (China A Shares) will be generally liquid, as described in this Application, and the foreign exchange rate will be determinable from observable market inputs. Timing, as such, is an issue only to ensure fair access to repatriation opportunities.
To address this issue, Applicants propose an alternative formulation of the condition in the Federated Order to address the timing of redemption. First, the condition to the Fund relief would be revised so that the date of the valuation of the assets of the Fund, for purposes of redemption requests received in good order in accordance with procedures set forth in the Fund’s prospectus, would be as of the close of business (generally 4:00 pm Eastern time) on the same day as the Redemption Payment Date, which would be no less frequently than one day per month in accordance with applicable repatriation restrictions.43  This formulation would also vary from the redemption and valuation timing conditions in proposed rule 22e-3. While the Proposing Release indicates that there should be a seven-day lag between the pricing date and the redemption date, Applicants do not believe it is necessary to require that pricing occur prior to redemption because of the liquidity of the underlying securities – China A Shares – and because prices for the A Shares are generally readily available. The Fund would need the extended payment feature not because of the underlying illiquidity of its holdings or because of any anticipated difficulties in obtaining prices for these holdings; rather, the Fund would need to limit redemptions to conform its operations with the Chinese repatriation restrictions discussed above.
Applicants do not believe that it is necessary to protect investors to require that the Fund value its assets 24 days after a redemption order is placed or that the pricing date precede the redemption date by seven or any other number of days. These restrictions appear to be intended to address the concern that some investors might be able to obtain limited liquidity in a fund at the expense of others and to provide the fund’s manager with sufficient time to fairly and properly price illiquid assets. These concerns would not be present with the Fund, both because of the liquidity of the underlying assets and because each investor in the Fund would have its own dedicated pool of assets held in the Series corresponding to that investor. In addition, permitting pricing on the same date as the redemption date would still require that the Fund use forward pricing, as would be the case in the Federated Order and in proposed Rule 22e-3: a Matthews Fund, Other Fund or separate account would have to place orders with the Fund before it knew the value of the Interests being redeemed. Forward pricing would be sufficient protection against dilution in the Fund. Therefore, Applicants do not believe that valuing assets 24 days after a redemption order is placed or that pricing in advance of redemption provides any extra protections to investors in the Fund (the Matthews Funds, Other Funds and separate accounts) but would create unnecessary delays in obtaining proceeds that could otherwise be avoided.

43
In this manner, approval of shareholders and the Commission or its staff would be required if the Fund sought to permit redemptions less frequently than monthly; such approvals would not be required if the Fund, in accordance with applicable Chinese regulations, sought to provide greater liquidity and permit redemptions more frequently than one day per month.

This formulation of the condition would satisfy the policy concerns in the Federated Order, proposed rule 22e-3 and rule 22c-1. Interests would be redeemed at valuations determined after the redemption request, satisfying the backwards-pricing concerns underlying rule 22c-1, since redeeming investors would need to submit tenders for Interests of the Series in advance of the calculation of the value of those Interests. Moreover, the pricing time will be disclosed and known by investors in the Fund, most notably the Adviser’s portfolio managers who will be investing for the Matthews Funds, Other Funds and separate accounts. As such, all investors will be treated equally, and non-redeeming investors’ Interests will not be diluted. Further, section 22(e) was designed to address abusive practices in which funds claimed that their securities were redeemable, only to then institute barriers to redemption. As noted above, the Fund’s redemption policy will be clearly disclosed, known to investing entities, and will be a fundamental policy changeable only by a majority vote of its shareholders and with the approval of the Commission or its staff. Significantly, as holdings of the Matthews Funds, the Interests would be deemed to be illiquid investments and thus subject to each Matthews Fund’s 15% limitation on illiquid investments: the repatriation restriction is not expected to impact investors in the Matthews Funds any more than a holding of any other illiquid asset. Indeed, compared to other assets that may be considered illiquid, the Interests may be relatively liquid as there would be a fixed period after which the investment by the Matthews Funds would be liquidated, which may not be the case for other illiquid investments.
Applicants have also proposed a variation from the conditions in the Federated Order concerning the liquidity of portfolio holdings. The Federated Order required that 85% of the fund’s assets consist of assets that the fund reasonably believed may be sold of or disposed of in the ordinary course of business, at approximately the price used in computing the fund’s NAV, within the period between a tender of shares and next redemption payment date. Because the Federated Order involved securities that could be difficult to liquidate, the condition tailored the standard formulation of liquidity for an open-end fund to permit holdings that may be illiquid in the traditional context of the term. Here, Applicants note that the significant majority (at least 85%) of the China A Shares to be held by the Fund would be able to be disposed of in the ordinary course of business since the China A Share market is liquid, and thus holdings would meet the liquidity requirements in the context of a fund’s ability to dispose of an asset. However, while the China A Shares could be sold in a timely manner in exchange for renminbi, the investing Matthews Fund, Other Fund or separate account would only be able to repatriate the proceeds weekly, which in some circumstances might not be within seven days; it is this regulatory restriction and not the nature of the holdings that would create illiquidity for investors in the Fund. Thus, Applicants propose to alter the condition from the Federated Order and base it on the Fund’s ability to convert holdings into local currency. As noted above, interests in the Fund would be considered illiquid holdings by a Matthews Fund, resulting in no more impact for shareholders of a Matthews Fund than any other illiquid holding.
Accordingly, Applicants believe that the exercise of the Commission’s discretion to grant the requested relief is warranted under the requirements set forth in Section 6(c) of the 1940 Act.

B.	Sections 6(c), 17(a) and 17(b), and Section 12(d)(1)(A) and (B)

Sections 17(a) and 17(b). As noted above, Section 17(a) generally prohibits certain principal transactions between a registered investment company and any affiliated person, promoter or principal underwriter of such registered investment company (or an affiliated person of such persons). To the extent an Other Fund and the Fund may be considered affiliated persons of each other,44 Applicants seek an exemption from the provisions of Section 17(a)(1) and 17(a)(2) pursuant to Sections 6(c) and 17(b) to permit the sale of Interests by the Fund to the Other Funds and the redemption of such Interests by the Fund.45
Section 17(b) permits the Commission to issue an exemption from the restrictions of Section 17(a) if: (i) the terms of the transaction are fair and reasonable, and do not involve overreaching; (ii) the transaction is consistent with the policies of each registered investment company involved; and (iii) the transaction is consistent with the general purposes of the 1940 Act. A possibility exists that Section 17(b) could be interpreted to permit exemption of only a single transaction. However, Section 6(c) of the 1940 Act allows the Commission to extend the relief permitted under Section 17(b) to cover an entire class of transactions if the Commission finds that such relief is necessary or appropriate in the public interest and consistent with the protections of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property they own to an investment company at an inflated price, or by purchasing property from an investment company at less than its fair value. Section 17(a) was designed to prevent overreaching on the part of an affiliated person and to ensure that all transactions between an affiliated person and an investment company are conducted on an arm’s length basis.
For the reasons discussed in this Application, the relief requested is consistent with the protection of investors and the purposes intended by the policy and provisions of the 1940 Act. The Fund will be utilized as an economically viable means to provide Fund shareholders (Matthews Funds, Other Funds and separate accounts), to the extent consistent with their investment objectives and policies, exposure to China A Shares; the Adviser as the Matthews Funds’, Other Funds’ or separate accounts’ investment adviser (or comparable) and as the managing member of the Fund does not stand to benefit financially from the arrangement (other than if its clients’ assets increase by virtue of the exposure to the China A Share market and the Adviser’s advisory fees therefore increase). The consideration paid and received for the sale and redemption of Interests of the Fund will be based on the NAV of the Fund and, pursuant to Condition 6, no sales load will be charged by the Fund, and other sales charges and service fees,

44	Applicants do not concede that any Other Fund is an “affiliated person” (or an affiliated person of an affiliated person) of the Fund.

45
Applicants seek an exemption from the provisions of Section 17(a)(2) to the extent that the redemption of the Fund’s Interests by an Other Fund may be deemed to be a purchase by the Fund of securities of which the seller is not the issuer.

if any, will only be charged at the Fund level or the Other Fund level, but not both. The only investors in the Fund will be the Matthews Funds, Other Funds and separate accounts managed by the Adviser, so there are no affiliated persons in which the Adviser or its personnel have an interest (other than as beneficial owners or providers of seed capital of sponsored funds that invest in the Fund) who might stand to benefit or could gain by overreaching.
Moreover, the relief would be unnecessary if the Other Funds were registered and part of the “same group of investment companies” as the Fund, in which case the Other Funds investments in the Series would be in conformity with Section 12(d)(1)(G) and thus presumably Section 17(a). Section 12(d)(1)(G), however, is unavailable largely due to the Other Funds not being “registered” under the 1940 Act; its unavailability is not due to any difference that relates to the policies supporting Section 12(d)(1). As discussed below, the abuses which Sections 12(d)(l) was enacted to prevent, including the layering of fees, are not implicated by the proposed operation of the Fund.
Ultimately, each Matthews Fund, Other Fund or separate account will have the ability, through an investment in a separate Series, to obtain exposure to China A Shares and tailor its investments and investment style to its particular objectives and strategies. As discussed in this Application, the Fund is designed to provide these benefits in an economically viable structure that is subject to safeguards, while reducing potential conflicts among investors and allowing expenses to be charged more directly to the Series incurring the expense. Thus, the Fund will not be disadvantaged or subject to overreaching because the Fund could be deemed an affiliate of the Other Funds. To the contrary, the Applicants believe that the proposed investment structure is fair and reasonable and in the best interests of Fund investors and that their investors will realize benefits from exposure to China A Shares not otherwise available.
Section 12(d)(1). Section 12(d)(1) is generally intended to protect an investment company’s shareholders against: (i) undue influence by funds of funds over the underlying investment company through the threat of large scale redemptions, loss of advisory fees to the adviser, and the disruption of orderly management of the investment company through the maintenance of large cash balances to meet potential redemptions; (ii) the layering of fees; and (iii) a complex structure that makes it difficult for a shareholder to ascertain the true value of the subject security.46  As discussed below, none of these perceived abuses is created by the proposed operation of the Fund.
If the Other Funds were registered in the United States as open-end funds, they, like the Matthews Funds, would be entitled to rely on Section 12(d)(1)(G) and the rules thereunder to invest in the Series, since they could be deemed to be part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii). Section 12(d)(1)(G), by its terms, applies only to securities of an open-end investment company (the Fund) purchased or otherwise acquired by a “registered open-end investment company” – i.e., registered under the 1940 Act - and the Other Funds would not be so registered, making Section 12(d)(1)(G) unavailable. In addition, Section

46	See Public Policy Implications of Investment Company Growth, H.R. Report No. 2337, 89th Cong., 2d Sess., at 311-324 (1966).

12(d)(1)(G) requires that funds be in the “same group of investment companies” which is defined to mean that they hold themselves out to investors as related companies for purposes of investment and investor services. Since the Other Funds and the Matthews Funds are offered in different countries to different investors, and the Fund will be offered privately to these funds, the Other Funds do not currently hold themselves as related for investor services, although the Adviser does provide similar investment advice to the different funds.
Even though the sale of the Interests to the Other Funds would not comply with the terms of Section 12(d)(1)(G), Applicants believe that the proposed investments by the Other Funds in the series of the Fund do not raise the policy concerns underlying Section 12(d)(1). The proposed Fund structure would not involve excessive layering of fees. Notably, as discussed above, while the Adviser may charge advisory fees to the Series, if advisory fees are charged to a Series used by a Matthews Fund, any assets of a Matthews Fund invested in a Series will not be counted for purposes of calculating the Matthews Fund’s advisory fee payable to the Adviser so that the Adviser will not receive separate fees for managing the same assets, except that any such assets will be applied and counted as a Matthews Fund’s assets for purposes of applying breakpoints, if any, under the Matthews Fund’s advisory contract.47  Comparable arrangements may apply to the Other Funds that are registered, depending on the particular Other Fund and its advisory arrangements. In any event, fee arrangements for the Series will be subject to review and approval by the Fund’s Board, including its independent members, in accordance with Section 15(c) of the 1940 Act, and their impact on overall fees for the Adviser’s client will be fully disclosed to the applicant client, including the Matthews Funds. Further, with respect to Other Funds that invest in the Fund, no sales load will be charged by the Fund. Other sales charges and service fees, as defined in NASD Conduct Rule 2830 (or its successor), if any, will only be charged at the Fund level or at the Other Fund level, not both. With respect to other investments in the Fund, any sales charges and/or service fees charged with respect to shares of the Fund will not exceed the limits applicable to a fund of funds set forth in such Rule 2830 (or its successor).
While it is true that investment by an Other Fund in the Fund may involve additional expenses due to certain additional expenses incurred by the Fund (including, without limitation, transfer agency fees, custody fees, and legal and audit fees), Applicants believe that these additional expenses will not be substantial, and the Adviser will only cause an Other Fund to invest in the Fund when it determines that such expenses are likely to be offset by the benefits that are expected to be generated for the Other Fund by investing in Interests of the Fund. As noted above, Applicants believe that the opportunity to obtain tailored exposure to China A Shares provides significant benefits to investors in the Fund. Overall, the ability of the Other Funds to invest in Interests of the Fund will not unfairly burden investors with layers of sales charges, investment advisory fees, and administrative costs.

47
It is expected that the Board of each Matthews Fund, including a majority of its independent trustees, before approving the Matthews Fund’s advisory contract under Section 15 of the 1940 Act, would find that advisory fees charged under the Matthews Fund’s advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided by the Adviser pursuant the Fund’s advisory contract. It is also expected that this finding, and the basis upon which it was made, will be recorded fully in the minute books of the Matthews Fund.

Applicants also do not believe that the Fund structure will create an overly complex fund structure. Applicants have proposed Condition 8 that would prevent the Fund from itself acquiring securities of another investment company, with limited exceptions. Thus, the Fund structure is no more complex than would otherwise be permitted by Section 12(d)(1)(G) if the Other Funds were registered and permitted to rely on that Section.
The proposed Fund structure would not result in undue influence by a fund over the Fund because the Other Funds and the Fund would both be advised by the same adviser – the Adviser. Indeed, Condition 7 would require that for an Other Fund to invest in a Series, it would have to be managed by the Adviser. The Other Funds thus lack the incentive to exercise influence over the management of the Fund by the threat of large-scale redemptions; indeed, Applicants believe that any potential threat of redemptions to the operations of the Fund or its Series is remote. Section 12(d)(1)(G) evidences Congressional and SEC recognition that fund-of-funds arrangements that involve funds of funds managed by the same adviser may not present the same concerns regarding undue influence of a fund by an unaffiliated fund: the manager would be responsible for the investment program and the compliance procedures of all of the relevant funds and thus would be able to ensure the fair application of the protections of the 1940 Act to all of the registered funds in the structure. While Section 12(d)(1)(G), through the definition of “group of investment companies,” requires that the investing fund and the underlying fund hold themselves out to investors as related for purposes of investment and investor services, Applicants believe that it is the ability to influence the investment and compliance processes that best addresses the harms that Section 12(d) was designed to address, rather than how the funds are marketed or held out or the commonality of investor services.48  Thus, the Adviser’s position as manager of the Other Funds allows it to prevent undue influence by the Other Funds, in a way that it could not with an unaffiliated manager and fund. By contrast, whether the Fund and the Other Funds or the Other Funds and the Matthews Funds are held out to investors as related, and whether investor services of the funds share common aspects, ultimately has little or no bearing on the Other Funds’ ability to unduly influence the Fund, or on the fee layering or complexity concerns underlying Section 12(d)(1). For these reasons, Applicants do not believe that additional conditions beyond those proposed would be appropriate or necessary.
In 1996, Congress enacted Section 12(d)(1)(J) to authorize the Commission to exempt certain fund of funds arrangements that do not comply with Section 12(d)(1) but are “consistent with the public interest and the protection of investors.”  The House Report accompanying the 1996 legislation urged the Commission to use the additional exemptive authority under Section 12(d)(1)(J) “in a progressive way as the fund of funds concept continues to evolve over time.”49   The House Report states that Section 12(d)(1)(J) “makes explicit the authority of the Commission to grant exemptions for ... fund of funds arrangements that involve a group of investment companies that do not satisfy other conditions of subparagraph (G).”50   As

48
Many of the Other Funds also have “Matthews” in their name, like the Fund, illustrating that they are related to each other even if they might not be held out as related for purposes of investor servicing.

49	See H.R. Rep. No. 104-622, at 43 (1996).

50	See id.

demonstrated above, none of the dangers to investor protection or other perceived abuses of fund of funds sought to be prevented by the prohibitions of Sections 12(d)(1)(A) and (B) or the requirements of Section 12(d)(1)(G) are present with respect to the proposed operation of the Fund. Moreover, the proposed relief progressively adopts the fund-of-funds concept to the evolution of fund management into a global industry.
Accordingly, Applicants believe that the proposed relief is consistent with the public interest and the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Moreover, Applicants believe that the terms of the transactions contemplated are fair and reasonable and would not involve overreaching by any party involved.
V.       PRECEDENT
As discussed above, the Commission has previously provided exemptive relief from Rule 22c-1 and Section 22(e) to an open-end investment company to operate with a modified redemption policy when the company restricted investors to Qualified Purchasers. See Federated Order; see also Emerging Markets Growth Fund, Inc., et al., Investment Company Release Nos. 23433 (Sept. 11, 1998) (notice) and 23481 (Oct. 6, 1998) (order) (permitting a fund that limited new investors to “qualified purchasers” to operate as an open-end interval fund that redeemed its shares at monthly intervals rather than daily). The Commission has also previously provided exemptive relief from Section 12(d)(1)(A) and (B) for funds that do not fully meet the conditions of Section 12(d)(1)(G). See Putnam Diversified Income Trust, et al., Investment Company Release Nos. 27548 (Nov. 7, 2006)(notice) and 27590 (Dec. 4, 2006) (order); see also T. Rowe Price Balanced Fund, Inc., et al., Investment Company Act Release Nos. 25958 (Mar. 13, 2003) (notice) and 25996 (Apr. 8, 2003) (order); Morgan Grenfell Investment Trust, et al., Investment Company Act Release Nos. 25063 (July 13, 2001) (notice) and 25105 (Aug. 9, 2001) (order); Nations Fund Trust, et al., Investment Company Act Release Nos. 24781 (Dec. 1, 2000) (notice) and 24804 (Dec. 27, 2000) (order); Sierra Asset Management Portfolios, et al., Investment Company Act Release Nos. 22842 (Oct. 7, 1997) (notice) and 22869 (Oct. 31, 1997) (order).
VI.       CONCLUSIONS
Based on the foregoing, Applicants believe that it is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act to issue an order (1) pursuant to Section 6(c) of the 1940 Act exempting the Fund from the provisions of Section 22(e) and Rule 22c-1 in order to permit the Fund to operate as an extended payment fund and (2) pursuant to Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act, and pursuant to Section 6(c) and 17(b) of the 1940 Act, granting an exemption from Section 17(a) of the 1940 Act, as described in this Application.
VII.       CONDITIONS
Applicants agree that the order granting the requested relief shall be subject to the following conditions:

1.       The Fund’s outstanding securities will be owned exclusively by persons who are Qualified Purchasers, as defined in section 2(a)(51) of the 1940 Act and the rules thereunder.
2.       The Fund will adopt a fundamental policy, which may be changed only by a majority vote of the outstanding voting securities of the Fund and only upon approval by the Commission or its staff, that will specify the circumstances in which the Fund will redeem its Interests, such that the Fund (a) will pay redemptions no less frequently than on one day each month (each such day, a Redemption Payment Date), (b) will calculate its NAV applicable to a redemption request received in good order in accordance with procedures set forth in the Fund’s prospectus as of the close of business on the next redemption pricing date and time following such redemption request, which will be on the same day as the Redemption Payment Date, and (c) will redeem Interests in a given month only for redemptions requested on or before the redemption pricing date and time for that Redemption Payment Date.
3.       At least 85% of the assets of the Fund will consist of assets:
(a)	that the Fund reasonably believes may be sold or disposed of in local currency in the ordinary course of business, at approximately the price used in computing the Fund’s NAV, within seven days, or

(b)	that mature by the next Redemption Payment Date.

4.       The board of the Fund, including a majority of the disinterested trustees, will adopt written procedures designed to ensure that the Fund will comply with the terms and conditions of the requested order. The board will review these procedures at least annually and approve such changes as it deems necessary.
5.       The Fund will not hold itself out as a “mutual fund.”  The Fund will disclose its redemption policy on the cover page of its offering memorandum and in any marketing materials.
6.       With respect to Other Funds that invest in the Fund, no sales load will be charged by the Fund. Other sales charges and service fees, as defined in NASD Conduct Rule 2830 (or its successor), if any, will only be charged at the Fund level or at the Other Fund level, not both. With respect to other investments in the Fund, any sales charges and/or service fees charged with respect to shares of the Fund will not exceed the limits applicable to a fund of funds set forth in such Rule 2830 (or its successor).
7.       The Adviser will be an investment adviser and/or manager of each Other Fund.
8.       No series of the Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent that such series of the Fund acquires, or is deemed to have acquired, the securities pursuant to exemptive relief from the Commission permitting such series of the Fund to (a) acquire securities of one or more affiliated investment companies or companies relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act for short-term cash management purposes, or (b) engage in interfund borrowing and lending transactions.

VIII.       REQUEST FOR EXEMPTION
Based on the foregoing, Applicants respectfully request an order from the Commission granting the relief sought by this Application, subject to the conditions set forth herein. Applicants submit that the requested exemption is appropriate in consideration of the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicants also believe that, with respect to the relief requested under Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the transactions are consistent with the policy of each registered investment company and with the general purposes of the 1940 Act.
IX.       PROCEDURAL MATTERS
Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, Applicants hereby state that the Adviser’s and the Fund’s address is Four Embarcadero Center, Suite 550, San Francisco, CA 94111, the UCITS Funds’ address is 6, route de Treves, L-2633 Senningerberg, Grand Duchy of Luxembourg, and the Irish Fund’s address is Brooklawn House, Crampton Avenue/Shelbourne Road, Ballsbridge, Dublin 4, Ireland. Applicants further state that all communications or questions should be directed to Mark D. Perlow or Kurt J. Decko, K&L Gates LLP, Four Embarcadero Center, Suite 1200, San Francisco, CA 94111, (415) 882-8200, with a copy to Timothy B. Parker, Matthews International Capital Management, LLC, Four Embarcadero Center, Suite 550, San Francisco, CA 94111.
Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of such Applicant is fully authorized to do so, that under the provisions of the UCITS Funds’ Constitution de Societe, responsibility for the management of the affairs and business of the UCITS Funds is vested in its Board of Directors, that by resolution duly adopted and attached to this Application as Exhibit A-1, the Board of Directors of the UCITS Funds has authorized any officer of the UCITS Funds to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto, that under the provisions of the Irish Fund’s Memorandum of Association, responsibility for the management of the affairs and business of the Irish Fund is vested in its Board of Directors, that by resolution duly adopted and attached to this Application as Exhibit A-2, the Board of Directors of the Irish Fund has authorized any officer of the Irish Funds to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto, that the undersigned officer of the Adviser is fully authorized under the Adviser’s Fourth Amended and Restated Operating Agreement, as amended, to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto, and that the undersigned officer of the Fund is fully authorized under the Fund’s Limited Liability Company Agreement to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto. Applicants state that the authorizations described above remain in effect as of the date hereof and are applicable to the individuals who have signed this Application. Applicants further state that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant.
The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits B-1 and B-2 hereto.
Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.
[SIGNATURE PAGE FOLLOWS]

Respectfully submitted,

MATTHEWS INTERNATIONAL CAPITAL MANAGEMENT, LLC

By:	/s/ William J. Hackett
Name:	William J. Hackett
Title:	Chief Executive Officer

MATTHEWS A SHARE SELECTIONS FUND, LLC

By: Matthews Global Investors (U.S.), LLC, its managing member
By:	/s/ Timothy B. Parker
Name:	Timothy B. Parker
Title:	Manager

MATTHEWS ASIA FUNDS SICAV

By:	/s/ William J. Hackett
Name:	William J. Hackett
Title:	Director

MATTHEWS ASIA FUNDS SICAV

By:	/s/ Timothy B. Parker
Name:	Timothy B. Parker
Title:	Director

MATTHEWS ASIAN SELECTIONS FUNDS PLC

By:	/s/ John P. McGowan
Name:	John P. McGowan
Title:	Director

December 26, 2012

EXHIBIT INDEX
Sequential Page Number
A-1	Authorizing Resolutions of Matthews Asia Funds SICAV	A-1
A-1	Authorizing Resolutions of Matthews Asian Selections Funds Plc	A-2
B-1	Verification of Matthews International Capital Management, LLC Pursuant to Rule 0-2(d)	B-1
B-2	Verification of Matthews A Share Selections Fund, LLC Pursuant to Rule 0-2(d)	B-2
B-3	Verification of Matthews Asia Funds SICAV Pursuant to Rule 0-2(d)	B-3
B-4	Verification of Matthews Asia Funds SICAV Pursuant to Rule 0-2(d)	B-4
B-5	Verification of Matthews Asian Selections Funds Plc Pursuant to Rule 0-2(d)	B-5